FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.

Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Idústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers

_______________________

*	Portions of this item have been omitted pursuant to a request for confidential treatment.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	March 30, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investors Relations Officer

3

Item 1

EXECUTION COPY

Agreement for the Sale and Purchase

of all of the Member Interests in

Parent Co-Operative 1

And

Parent Co-Operative 2

Dated as of April 23, 2008

By and Among

ExxonMobil International Holdings B.V., as Vendor,

And

COSAN S/A Industria e Comercio

 And

Usina Da Barra S.A. Açúcar E Álcool, as Purchasers

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	4
2.	SALE AND PURCHASE	17
3.	CONSIDERATION	18
4.	CONDITIONS PRECEDENT AND COMPLETION DATE	22
5.	WARRANTIES AND OTHER MATTERS	30
6.	INDEMNIFICATION	61
7.	TRADEMARKS	64
8.	PERSONNEL	64
9.	INSURANCE - EXXONMOBIL POLICIES	66
10.	INFORMATION	67
11.	COPYRIGHTS, PATENTS, KNOWHOW AND ITY OF SYSTEM INFORMATION	68
12.	PURCHASE PRICE ADJUSTMENTS; EARNOUT PAYMENTS	68
13.	TAXES AND REGISTRATION AND OTHER DUTIES	72
14.	COSTS	79
15.	APPLICABLE LAW AND DISPUTE RESOLUTION	79
16.	BUSINESS ETHICS	80
17	EXPORT CONTROLS AND TRADE SANCTIONS	81
18.	ENTIRE AGREEMENT	82
19.	ASSIGNMENT	82
20.	NOTIFICATIONS	83
21.	VARIATIONS	85
22.	COUNTERPARTS	85
23.	EFFECT OF COMPLETION	85
24.	FURTHER ASSURANCE	86
25.	EQUITABLE REMEDIES	86
26.	REMEDIES AND WAIVERS	86
27.	NO THIRD PARTY BENEFICIARIES	87
28.	SEVERABILITY	87
29.	OBLIGATIONS OF THE PARTIES	87

Exhibit A -	Confidential Information Memorandum (and addenda thereto)
Exhibit B -	Form of Fuels Trademark License Agreement
Exhibit C -	Form of Master Lubes Agreement
Exhibit D -	Form of Power of Attorney
Exhibit E -	Forms of Ilha Lease and Cost Sharing Agreement
Exhibit F -	Intralinks Log
Exhibit G -	Virtual Data Room
Exhibit H -	Physical Data Room
Exhibit I -	Q&A
Exhibit J -	Management Presentations

AN AGREEMENT made the 23rd day of April, 2008

AMONG:

(1)
EXXONMOBIL INTERNATIONAL HOLDINGS B.V., a company incorporated under the laws of the Netherlands, and having a place of business at 75 Graaf Engelbertlaan, Breda, 4837 DS, the Netherlands (hereafter referred to as “ExxonMobil International Holdings”);

(2)
COSAN S/A INDUSTRIA E COMERCIO, a company incorporated under the laws of Brazil, and having a place of business at Av. Juscelino Kubitschek, 1726 – 6th Floor, 04543-000 Sao Paulo, SP, Brazil, (hereafter referred to, together with any of its permitted assignees, as “Purchaser 1”; and

(3)
USINA DA BARRA S.A. AÇÚCAR E ÁLCOOL, a company incorporated under the laws of Brazil, and having a place of business at Av. Juscelino Kubitschek, 1726 – 6th Floor, 04543-000 Sao Paulo, SP, Brazil, (hereafter referred to, together with any of its permitted assignees, as “Purchaser 2” and, together with Purchaser 1, the “Purchasers”; the Vendor and the Purchasers are each referred to as a "Party" and, collectively, as the "Parties");

RECITALS-

A.
ExxonMobil International Holdings owns, directly or indirectly, 100% of the issued and outstanding shares (or other applicable equity interests) of the Persons identified in Schedule 1.1(a) (hereafter referred to collectively as the "Companies" and any one of the Companies, a "Company");

B.
The Parties intend that, as promptly as practicable after the execution of this Agreement, ExxonMobil International Holdings shall cause (i) to be duly and validly organized two companies incorporated as cooperative associations with exclusion of liability (coöperatief U.A. (uitsluiting aansprakelijkheid)) under the laws of the Netherlands (“Parent Co-Operative I”) and (“Parent Co-Operative II”) (hereafter referred to, collectively, as the “Parent Co-Operatives”) with ExxonMobil International Holdings and its wholly owned subsidiary (“ExxonMobil International Subsidiary”) (ExxonMobil International Holdings and ExxonMobil International Subsidiary hereafter referred to, collectively, as the “Vendor”) owning all of the member interests in each of the Parent Co-Operatives and (ii) in the proper manner, the Parent Co-Operatives to own, directly or indirectly, 100% of the issued and outstanding shares or other applicable equity interests in each of the Companies;

C.	Exxon Mobil Corporation, on behalf of the Vendor, and Purchaser 1 have entered into a Confidentiality Agreement dated September 28, 2007 (the “Confidentiality Agreement”); and

D.
On the terms and subject to the conditions contained herein, the Vendor desires to sell to the Purchasers and the Purchasers desire to purchase from the Vendor the membership in each of the Parent Co-Operatives, with all rights and obligations attached thereto, including but not limited to the rights and obligations towards each of the Parent Co-Operatives as to the balance of each of the corresponding member accounts and the rights and obligations towards each of the Parent Co-Operatives under each of the corresponding member agreements (collectively, “Sale Member Interests”).

IT IS AGREED as follows:

1.         DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless there is something inconsistent in the subject or the context, the following words and expressions shall have the meanings as set out below:

"Acceptable Financial Standards" means possessing a sound financial reputation and a history of providing quality service and meeting the minimum criterion of a long-term debt rating of at least "A" by Standard & Poor's or at least "A2" by Moody's Investors Service;

"Accounts" means the audited balance sheet and profit and loss account identified on Schedule 1.1(a), including the reports, notes and documents annexed thereto;

"Accounts Date" means 31st December 2006;

"Adequate Security" means irrevocable standby letters of credit or commercial bank guarantees, in a form reasonably acceptable to the Vendor, obtained by the Purchasers from financial institutions (a) meeting Acceptable Financial Standards and (b) having a net worth of at least five times the secured amount.  For the purpose of this definition the 'secured amount' shall constitute Twenty Million Six Hundred Fifty Thousand U.S. Dollars ($20,650,000);

"Affiliate" means, with respect to the Vendor:

(a)           Exxon Mobil Corporation or any parent of Exxon Mobil Corporation,
(b)           any company or partnership in which Exxon Mobil Corporation or any parent of Exxon Mobil Corporation now or hereafter (1) owns or (2) controls, directly or indirectly, fifty percent (50%) or more of the ownership interest having the right to vote or appoint its directors or functional equivalents ("Affiliated Company"),

(c)           any joint venture in which Exxon Mobil Corporation, any parent of Exxon Mobil Corporation, or an Affiliated Company is the operator, or
(d)           any successor in interest to (a) through (c) above,
all (a) through (d) combined referred to herein as "ExxonMobil Group";

"Affiliate" means, with respect to the Purchasers:
(a)           COSAN Ltd.,
(b)           any company or partnership in which COSAN Ltd. now or hereafter (1) owns or (2) controls, directly or indirectly, fifty percent (50%) or more of the ownership interest having the right to vote or appoint its directors or functional equivalents,
(c)           any company or partnership in which Mr. Rubens Ometto Silveira Mello (or his lawful heirs) owns or controls, directly or indirectly, fifty (50%) or more of the ownership interest having the right to appoint its directors or functional equivalents,
(d)           any joint venture in which COSAN Ltd., or any Person described in (b) or (c) above is the operator, or
(e)           any successor in interest to (a) through (d) above;

As from Completion, the Companies and the Parent Co-Operatives shall be considered for this purpose Affiliates of the Purchasers;

"Agreement" means this agreement, including the recitals, schedules, exhibits and annexes to this agreement, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof;

“Benefit Plan” means each employee benefit plan; alternate forms of pay, stock option, restricted stock, severance plan,  vacation, sick pay, sick leave, time-off, medical, life insurance, disability, accident, welfare benefit, retiree medical, dental or life insurance, profit-sharing, compensation, pension,  early retirement, other retirement plan, excluding any such plan, fund, program, agreement or arrangement (i) sponsored by a government or governmental entity, such as social security or similar programs or government-mandated programs or (ii) required under a collective bargaining agreement.

"Business Day" means any day when deposit-taking banks are open in Sao Paulo, Brazil, New York, New York and Amsterdam, the Netherlands for the business of over-the-counter deposit-taking;

“Claims" means any suit, claim, action or litigation by or with any Person or any administrative, arbitration or governmental proceeding, investigation or inquiry affecting the Companies.

"Companies’ Bank Account" a bank account designated by each of the Companies in the name of such applicable Company not later than two (2) Business Days prior to the Completion Date;

"Completion" means completion of the sale and purchase of the Sale Member Interests in accordance with the provisions of this Agreement;

"Completion Date" means the date when the Completion is to occur, as determined under Clauses 3.2 and 4.6, provided that the Completion Date shall in any event occur on the first calendar day of a month;

"Completion Memorandum" means a document, reasonably acceptable to the Parties, to record the Completion in accordance with Clause 4.13;

"Conditions Precedent" means each of the conditions set out in Clause 4.1 and Clause 4.2;

"Confidential Information Memorandum" means the original confidential information memorandum and subsequent addenda identified as Exhibit A;

“Copyrights” means all rights, whether registered or not, which are or may be asserted as subject to protection under the copyright Legislation of the applicable Countries or the copyright laws of any foreign country, that are owned or controlled (in the sense of having the right to grant licences thereunder without accounting to others) by Vendor or its Affiliates;

“Country” means any country where the Companies operate, as applicable, as set forth on Schedule 1.1(a);

"Current Accounts Period" means the period starting and including 1st January 2007 up to and including Completion;

"Employees" means all employees of the Companies at the time of Completion, other than the Employees-Out-Of-Scope;

"Employees-Out-Of-Scope" means the BSC, Impats, employees to be transferred to the upstream Affiliate of the Vendor and hold-back employees whose employment agreements with the Companies will be transferred, with the employees’ consent, if required, to another Affiliate of the Vendor during the Interim Period subject to all permits and approvals and Legislation and individual agreements where applicable.  Employees that remain with the Companies as of the Completion Date will be identified in advance of Completion;

"Encumbrances" means all liens, pledges, debentures, hypothecations, security interests, retentions of title, options, rights of first refusal, rights of pre-emption, claims, easements, mortgages, charges, indentures, deeds of trust, rights of way, restrictions on the use of real property, encroachments, licenses to third parties, leases to third parties, security agreements, or any other encumbrances and other restrictions or limitations on use of real or personal property or irregularities in title thereto; as used herein personal property shall not include Trademarks, Copyrights, Knowhow, or Patent Rights;

"Environment" means living organisms (including humans and the ecological systems of which they form a part) and the following media (alone or in combination): air (including without limitation air within buildings and air within other natural or man-made structures, whether above or below ground); water (including without limitation water on, under or within land, or in drains or sewers, and coastal and inland waters); and land (including land under water); and in the case of man includes his property;

"Environmental Laws" means all applicable laws and legislation (including, but not limited to, liabilities pursuant to relevant civil law, common law and all statutes, codes, directives and the like and all rules, regulations, orders or statutory guidance made thereunder) concerning Environmental Matters;

"Environmental Liabilities" means losses, costs, expenses (including any irrevocable value added taxes thereon), actions, proceedings, claims, demands, damages and any liability under Environmental Laws in relation to Environmental Matters, including any liability (whether actual or contingent) to investigate, make good, repair, reinstate, treat, clean up or otherwise remediate any of the Property or Hazardous Substances elsewhere which have emanated from the Property or any equipment of the Companies or which have arisen from activities or non-performance of the Companies or for which the Companies are held responsible, including at any property at any time owned or occupied or made use of by the Companies and irrespective whether the cause for the liability has been known or should have been known or understood by the Companies or their directors or agents or employees and irrespective if the cause of the liability has been hidden or not;

"Environmental Matters" means any matter arising out of or relating to the Environment, like pollution of the Environment, including but not limited to noise, emissions, deposits, discharges, spills and releases of Hazardous Substances into air, water, sewage systems and land and the manufacture, processing, distribution, use, treatment, storage, disposal, transport, transmission and handling of Hazardous Substances or matters otherwise relating to the health and safety of any person or damage to the environment, property or assets;

"Excluded Business[es]" means the business[es] and Trademarks of the Companies described on Schedule 1.1(b) hereto, which are excluded from the sale and which prior to Completion will be sold or transferred to the Vendor or one of its Affiliates without further obligations of the Companies;

"Excluded Business Claim" means the Excluded Business Other Claim and the Excluded Business Tax Claims;

"Excluded Business Other Claims" means Claims by third parties against the Purchasers or a Company (or by a Company against third parties), to the extent related to an Excluded Business or the Employees-Out-Of-Scope, including the Claims set forth in Schedule 1.1(c) hereto;

"Excluded Business Tax Claims" means Tax Claims by Public Authorities in the Countries against the Purchasers or a Company (or by a Company against such Public Authorities), to the extent related to an Excluded Business and  those listed on Schedule 1.1(g);

“Excluded COFINS Matters” means the Contribuicao para o Financiamento da Seguridade Social (“COFINS”) from March 1st, 1992 until December 31st, 2001 on the sale of fuels and other oil derivatives that was not paid by the Companies, or was paid by the Companies and used to offset or otherwise applied against other Taxes (which other Taxes shall also be Excluded COFINS Matters), including without limitation the judicial and administrative cases, proceedings, assessments, notifications, infringement orders, Orders and litigation, as well as liabilities, including Tax Liabilities, related to COFINS, regardless of (a) the declaration by the Companies of COFINS to any Public Authority of the applicable Country, (b) the assessment of COFINS against the Companies by any Public Authority of the applicable Country, (c) the judicial deposit by the Companies of all or part of COFINS, and (d) any Encumbrance of any kind intended to guarantee against COFINS formalized by the Companies. The COFINS that was levied and duly paid solely on the sale of lubricants from March 1, 1992 until December 31, 2001 is not included under the definition of Excluded COFINS Matters;

"Excluded Contracts" means those (i) Contracts specified in Schedule 1.1(d) hereto, which shall be assigned or novated to the Vendor or an Affiliate of the Vendor prior to Completion without further obligation to the Companies, (ii)  those Contracts described in Clause 4.6.3, which shall be released and (iii) and the insurance policies described in Clause 9;

"ExxonMobil Captive Insurers" means Exxon Mobil Corporation's wholly-owned insurance companies, including Ancon Insurance Company, Inc., and Bluefield International Insurance Inc.;

"Exxon Mobil Corporation" means Exxon Mobil Corporation, a company incorporated in New Jersey, USA with its principal place of business at 5959 Las Colinas Boulevard, Irving, Texas, USA;

"ExxonMobil Policies" means all of the insurance policies through which the world wide programme of insurance coverage is presently or has previously been provided by or to Exxon Mobil Corporation, its predecessors or Affiliates for the benefit of the Companies, including policies issued to Exxon Mobil

Corporation or its predecessors, policies issued directly to Affiliates by one of the ExxonMobil Captive Insurers and policies issued to Affiliates by locally admitted insurers who are reinsured by one of the ExxonMobil Captive Insurers;

“Final Judicial Decision” means a decision given by a court of law of the applicable Country with respect to any matter or Claim referred to in or related to this Agreement that is not subject to any type of Claim, action, appeal or recourse and that cannot be challenged or reversed in any manner except by means of a rescisory action under applicable Legislation of the applicable Country;

“Fuels Trademark License Agreement” means the Trademark License Agreement to be entered into on the Completion Date substantially in the form attached as Exhibit B;

“GAAP” means generally accepted accounting principles in the applicable Country for each of the Companies, applied consistently with the past practices (including reasonable accounting judgment) of each applicable Company;

“Gross Margin” has the meaning set forth on Schedule 1.1(e) hereto;

"Hazardous Substances" means all pollutants, contaminants and hazardous, flammable and toxic, radioactive, corrosive or caustic substances or otherwise hazardous substances, materials and waste whether solid, liquid, gaseous or vapour and whether alone or in combination with any substances and whether or not such pollutant, contaminant, substances, material or waste is referred to specifically in or regulated under any of the Environmental Laws;

"Inter-Affiliate Payables" means any amount, including interest-bearing loans, owing as of the close of business on the Business Day immediately preceding the Completion Date by any of the Companies to the Vendor or any of its Affiliates (excluding the Companies) (and, in the case of the Inter-Affiliate Notes Payable, assuming that they would be repaid at such time), however arising, including interest thereon to the extent provided by the applicable terms of such loans, and whether or not then due for payment, in each case calculated in good faith and in a manner consistent with the past practices of the Companies;

"Inter-Affiliate Receivables" means any amount, including interest-bearing loans, owing as of the close of business on the Business Day immediately preceding the Completion Date by the Vendor or any of its Affiliates (excluding the Companies) to any of the Companies, however arising, including interest thereon, to the extent provided by the applicable terms of such loans, and whether or not then due for payment, in each case calculated in good faith and in a manner consistent with the past practices of the Companies;

"Interim Period" means the period from the date of this Agreement until Completion;

"Knowhow" means technical information, including but not limited to data, methods, formulations, processes, designs, operating techniques, analytical techniques and engineering techniques, historical and current historic and current research, ideas, compositions, technical documentation, specifications, plans, proposals, research records, inventions, works of authorship, invention records, technical data, and all other know-how whether or not protected by patent or copyright law, that is owned or controlled (in the sense of having the right to grant licences thereunder without accounting to others) by Vendor or its Affiliates and made available to the operating Companies directly or indirectly prior to Completion Date, exclusively as a result of the Companies being an Affiliate of the Vendor that is used or useful in the conduct of the business of Companies on the Completion Date, but, for the avoidance of doubt, not including any System Information;

"Legislation" means any enactment, subordinate legislation, and any other law, rule, regulation, ordinance, or order, including any in a territory or country outside the Countries; any permits, codes of practice, circulars, guidance notes and the like; or judgments, notices, orders, directions, decisions, instructions or awards of any competent Public Authority;

"Longstop Date" means fifteen (15) calendar months from the date of this Agreement, subject to extension as provided in Clause 4.4 hereof;

“Master Lubes Agreement” means the Master Lubricants Agreement to be entered into on the Completion Date, substantially in the form attached as Exhibit C;

“Material Adverse Effect” means, (a) any fact, event or change (or facts, events or changes) that, individually or in the aggregate, has or have resulted in or would reasonably be expected to result (considered in light of the totality of the circumstances, together with any positive facts, events or changes) in a materially adverse change in or effect on the business, assets, liabilities, results of operation or financial condition of the Companies taken as a whole or (b) solely with respect to the Condition Precedent set forth in Clause 4.1(k) and without limitation of clause (a) above, the Gross Margin of the Companies for (i) the nine-month period ended on the earlier of (x) December 31, 2008 and (y) the last day of the calendar month immediately preceding the date on which the Completion Notice is delivered or (ii) if the Completion Notice is delivered at any time prior to October 1, 2008, the period from and including January 1, 2008 through and including the last day of the calendar month immediately preceding the date on which the Completion Notice is delivered (such period, the “Gross Margin Period”) shall be less than 85% of the Gross Margin of the Companies for the “Gross Margin Period” (but assuming that all references in the definition thereof to “2008” are instead references to “2007”); provided, however, that, with respect to the foregoing clauses (a) and (b), no fact, event or change, to the extent (and only to the extent) arising or resulting from any of the following items, either alone or in combination shall constitute or be taken into account in determining whether there has been a Material Adverse Effect with respect to the Companies: (1) any actions of the Vendor or the Companies that are expressly required or expressly permitted to be taken by them under this Agreement (it being understood and agreed that actions taken by the Vendor and the Companies pursuant to the Vendor’s obligations under Clause 5.14(a) and (b) shall not be excluded in determining whether a Material Adverse Effect has occurred); (2) the failure by the Vendor or the Companies to take any action that the Vendor had requested be taken pursuant to Clause 5.14(c) and which the Purchasers did not consent to; (3) changes in general political, economic, financial, capital market or industry-wide (where "industry" means the participants in Sindicom) conditions (including changes in interest rates or applicable foreign exchange rates); (4) changes in Legislation; (5) natural disasters or acts of war, sabotage or terrorism, or an escalation or worsening thereof; or (6) the entry into, announcement or performance of this Agreement and the transactions contemplated hereby; except, in the case of clauses (3), (4) or (5), to the extent such fact, event or change has a materially disproportionate effect on the Companies, taken as a whole, compared with other Persons operating in the same industry, such fact, event or change shall in no event be disregarded for purposes of determining whether there has been a Material Adverse Effect; and, except in the case of clauses (1) through and including (6), that any actual termination, written notice of termination or material reduction by any dealer of its business relationship with the Companies as a result of the entry into, announcement, pendency or performance of this Agreement or the transactions contemplated hereby shall in no event be disregarded for purposes of determining whether there has been a Material Adverse Effect;

“Multi-National EM Contract" means any contract or other arrangement or agreement (whether for the supply of goods, services or otherwise), between any of the Companies and a third party which is multi-national, regional or global in scope which is applicable to the Vendor's Affiliates other than just the Companies;

"Net Income" has the meaning set forth in Schedule 1.1(e) hereto;

“Order” shall mean any judgment, order, injunction, decree, writ, permit or license of any Public Authority or binding arbitration;

"Pension Plan" means the ExxonMobil Plan;

"Person" includes trusts, natural persons, firms or partnerships, companies, corporations or other entities which are given, or are recognised as having, legal personality by the law of any jurisdiction, country, state or territory, unincorporated bodies and associations (including, without limitation, joint ventures and consortia), any emanation of a sovereign state or government, whether national, provincial, local or otherwise, any international organisation or body (whether or not having legal personality), and any other juridical entity, in each case wherever resident, domiciled, incorporated or formed;

"Property" means all real property, including land and buildings on the land, owned or leased or otherwise occupied or controlled by the Companies at any time;

"Public Authority" meansany governmental (central, state, provincial, local or other), regulatory, judicial or other competent authority in any part of the world, including (without limitation): an authority responsible for the administration or collection of any Tax; a body or self-regulating authority with responsibility for any or all parts of the energy sector in a Country; and a body or other self-regulating authority with responsibility for planning and related legislation in a Country; as well as any Person appointed by any of the foregoing to carry out an investigation or an enquiry;

"Purchase Price" means Eight Hundred Twenty-Six Million U.S. Dollars ($826,000,000), as adjusted in accordance with the provisions of Clause 12;

"Redundancy Terms" means the redundancy terms of the Companies as described in Schedule 1.1(f);

"System Information" means all financial and business information of the Companies that is held in systems of the Vendor or Affiliates of the Vendor or which are part of any service agreements made by the Companies with service providers and which form part of the regulatory bookkeeping obligations of the Companies;

“Tax Certificate” means any and all types of Tax good standing certificates, Tax clearance certificates, negative Tax debt certificates, positive Tax debt certificates with the effects of negative Tax debt certificates, and any similar documents that attest for the existence or inexistence of any outstanding or not outstanding Taxes, Tax Liabilities or any type of Tax proceeding related thereto issued by any Public Authority of the applicable Country;

"Taxes" means any past, present or future taxes, including (without limitation) all income, net worth, revenues or profits, capital gain, or withholding taxes, social contributions or taxes on revenues, profits, payroll, imports, exports, financial transactions and services, social security taxes, "green" or environmental, value added tax and all other transactional or turnover taxes, levies, excise and other duties, imposts, contributions, charges, fees, deductions or withholdings of any nature by any tax agency or other emanation of a sovereign state or government, whether national, federal, regional, provincial, local or otherwise, and wherever imposed, levied, collected, withheld or assumed, and include any interest, penalty, fine or surcharge payable, or any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any Person, in connection with any of the above, and "Tax" and "Taxation" are to be construed accordingly;

"Tax Liabilities" means losses, costs, expenses, actions, proceedings, claims, demands, damages and any other liability in relation to Taxes, including legal costs, interest and penalty fees;

"Three Month Dollar LIBOR" means in relation to any day in respect of which an interest rate is to be determined:

(i)
the three (3) month London Interbank offered rate for deposits in US Dollars which is quoted on the "LIBOR03" page on the Reuters Monitor Money Rates Service (or such other page as may replace such page on such service for the purpose of displaying London Interbank offered rates for deposits in Dollars) at or about 11.00 a.m. London time on the relevant day; or

(ii)
if no such rate is quoted at the relevant time, the arithmetic mean (rounded upwards to four decimal places) of the rates quoted by the principal London offices of Lloyds TSB Bank plc, Barclays Bank plc and HSBC Bank plc to prime banks in the London Interbank market at or about 11.00 a.m. London time on the relevant day for three (3) month deposits in Dollars or, if the rates in (i) and (ii) are, for any reason, not available in respect of the relevant periods, such comparable rate as the Parties may agree in good faith;

"Trademarks" means petroleum related service marks, trademarks, logos, emblems, trade dress and other indicia of origin, including the names and marks ESSO, EXXONMOBIL, EXXONMOBIL AVIATION, the Tiger Design, MOBIL, and such other names, domain names, marks, logos, emblems, trade dress, and other indicia of origin as Exxon Mobil Corporation and its Affiliates may from time to time own in connection with marketing the petroleum products and associated services, including convenience store services as of Completion Date and that are registered or applied for in the name of the Vendor or its Affiliates or controlled by the Vendor or its Affiliates;

"U.S. Dollars" or "Dollars" or "$" means the U.S. Dollar, the lawful currency of the United States of America;

"Vendor’s Bank Account" means:

Bank of America Amsterdam
Account Number: 6004-17367017
Account Name:  ExxonMobil International Holdings
Swift No.: BOFANLNX
IBAN No.: NL67 BOFA 0266 5731 42

or such other accounts as the Vendor may from time to time designate (no later than two Business Days prior to the Completion Date) for the purposes of this Agreement;

"Warranties" means the representations and warranties referred to as such and set out in Clause 5.2 of this Agreement and "Warranty" is to be construed accordingly; and

"Warranty Termination Date" means the date that is eighteen months after the Completion Date, except with respect to any Warranty that, pursuant to the terms of this Agreement, expressly survives later than such date, in which case the Warranty Termination Date in respect of such Warranty shall be such later date.

1.2	Additional Defined Terms. In addition to the terms defined in Clause 1.1, the following terms shall have the respective meanings assigned thereto in the Clauses indicated below.

Defined Term	Clause
Affiliated Company	1.1
Applicable Earn Out Period	12.6(a)
Assignable	Schedule 5.18, §3.1
Assigned Aviation Contract	Schedule 5.18, §3.5
Aviation Contract(s)	Schedule 5.18, §2.3
Code	5.2.18
Companies	Recitals
COFINS	1.1
Competing Business	5.17(a)(ii)
Completion Purchase Price Adjustments	3.4
Completion Notice	3.2(a)
Completion Values	3.4
Confidentiality Agreement	Recitals
Contract	5.2.2(a)
Dealer Reassurance Program	5.14(c)(iii)
Earn-out Payment	12.6(b)

Defined Term	Clause
ERISA	5.2.18
Excess Dealer Retention Payments	5.14(d)(ii)
Excess Dealer Retention Security	5.14(d)(ii)
Excluded COFINS Items	13.4.4(b)
ExxonMobil Plan	Schedule 4.1(i)
Expats	8.4
ExxonMobil Group	1.1
ExxonMobil International Holdings	Preamble
ExxonMobil International Subsidiary	Recitals
Global Aviation Contracts	Schedule 5.18, §2.2
Gross Margin Period	1.1
Impats	8.2
Initial Excess Dealer Retention Security	5.14(d)(ii)
Inter-Affiliate Notes Payable	2.2
KPMG	3.4
Losses	5.1(b)
Material Contract	5.2.8
Not Assignable Without Consent	Schedule 5.18, §3.1
Official	16.1
Operational Agreements	Schedule 5.18, §2.1
Outstanding Obligations	Schedule 5.18, §4.2
Parent Co-Operative I	Recitals
Parent Co-Operative II	Recitals
Parent Co-Operatives	Recitals
Parties	Preamble
Provisional Purchase Price Adjustments	3.2(a)
Purchaser I	Preamble
Purchaser II	Preamble
Purchasers	Preamble
Proforma	Schedule 5.18, §3.6(a)
Report	13.4.4(b)
Restricted Period	5.17(a)(ii)
ROFO Exercise Notice	5.17(a)(ii)
ROFO Notice	5.17(a)(ii)
ROFO Price	5.17(a)(ii)
Rules	15.3
Sale Member Interests	Recitals
Supplemental Excess Dealer Retention Security	5.14(d)(ii)

Defined Term	Clause
Vendor	Recitals
WHT Liability	6.2(a)
WHT Liability Claim	6.2(a)

1.3
Except where the context requires otherwise or where there would be a conflict with the express terms of this Agreement, references to any Legislation or provision of any Legislation shall be construed as references to that Legislation or provision as re-enacted, amended, extended, consolidated or replaced from time to time, and include any Order, regulation, instrument or subordinate legislation made under the relevant Legislation.

1.4	The table of contents and headings in this Agreement are for convenience only and shall not affect the construction of this Agreement.

1.5
Except where the context requires otherwise, or where there would be a conflict with the express terms of this Agreement, references in this Agreement to clauses, paragraphs, exhibits and schedules are to clauses of, paragraphs of and schedules to this Agreement.  The exhibits and schedules form part of this Agreement.

1.6
In this Agreement, the use of one gender shall include the other, and the singular number shall include the plural and vice versa.  For the avoidance of doubt, the use of the word “Companies” shall mean any or all of the Companies and the use of the word “Purchasers” shall mean any or all of them.

1.7
All periods which are expressed to commence on one date and end on another, or to fall between two dates, are inclusive of both those dates.  All dates and periods of time referred to in this Agreement, or which are to be calculated as a result of any provision of this Agreement, are dates and periods by reference to, and are to be calculated by reference to, the Gregorian calendar.

1.8
In this Agreement, references to a time of day are to New York time, unless expressly provided otherwise, and references to a day are to a period of twenty-four (24) hours running from midnight on the previous day.

1.9
Except where the context requires otherwise, or where there would be a conflict with the express terms of this Agreement, in this Agreement the terms "writing" and "written" both include facsimile transmissions, telex, cable, telegrams and all other methods of reproducing or communicating in visible and permanent form.

1.10	“Include,” “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import.

1.11
The expressions “ordinary course of business” or “business in the ordinary course” mean the ordinary and usual course of business of the Companies, consistent (including nature and scope) with the prior practice of the Companies.

2.         SALE AND PURCHASE

2.1
At Completion, subject to the provisions of this Agreement, (i) the Vendor shall sell to Purchaser I, and Purchaser I shall purchase from the Vendor, its Sale Member Interest in each Parent Co-Operative and (ii) the Vendor shall sell to Purchaser II, and Purchaser II shall purchase from the Vendor, its Sale Member Interests (other than the Sale Member Interests that are sold to Purchaser I pursuant to clause (i) of this Clause 2.1) in each Parent Co-Operative, in each case free from any Encumbrances.

2.2
At Completion, as part of this transaction, the Vendor shall, to the extent permitted by applicable Legislation, procure that the Companies pay the Inter-Affiliate Payables as of the close of business on the Business Day immediately preceding the Completion Date (including interest accrued thereon, to the extent provided by the applicable terms of such Inter-Affiliate Payables).  The Purchasers shall provide to the applicable Companies adequate financing or shall work with the applicable Companies and the Vendors to procure third party financing, if required, such that the Inter-Affiliate Payables (including interest accrued thereon to the extent provided by the applicable terms) that are in the form of notes payable (the “Inter-Affiliate Notes Payable”) may be repaid as of the close of business on the Business Day immediately preceding the Completion Date.

2.3
At Completion, as part of this transaction, the Vendor shall, to the extent permitted by applicable Legislation, pay or shall procure that its Affiliates shall pay to the Companies the Inter-Affiliate Receivables (including interest accrued thereon, to the extent provided by the applicable terms of such Inter-Affiliate Receivables). The Vendor shall take the necessary steps to ensure that any balance on deposit with Mobil Services Bahamas Limited is paid to the Companies on or before the close of business on the last Business Day immediately preceding the Completion Date (including interest accrued thereon, to the extent provided by the applicable terms of the deposit agreement).

3.         CONSIDERATION

3.1
(a)  The consideration for the sale of the Sale Member Interests shall be payment by the Purchasers of the Purchase Price.  Payment of the Purchase Price shall be made by the Purchasers on the Completion Date by means of a cash transfer of immediately available funds, in U.S. Dollars, into Vendor’s Bank Account.

(b)
The Purchasers shall deliver to the Vendor the Adequate Security at the time of signing this Agreement; provided however, that the Parties acknowledge and agree that the Purchasers shall not be deemed in breach of this Clause 3.1(b) by virtue of the fact that Morgan Stanley Senior Funding, Inc. (“MSSF”) does not satisfy the definition of Adequate Financial Standards so long as, within fourteen (14) days after the date hereof, either (a) the obligations of MSSF under the letter of credit issued by MSSF and delivered to Vendor at the time of signing this Agreement have been guaranteed by a Person that satisfies the definition of Adequate Financial Standards or (b) the Purchasers have delivered to Vendor either (i) a replacement letter of credit, in an amount equal to the secured amount and having terms and conditions substantially the same as the letter of credit delivered to Vendor on the date hereof, issued by a financial institution that satisfies the definition of Adequate Financial Standards or (ii) a cash deposit in an amount equal to the secured amount, which shall constitute the Adequate Security for all purposes of this Agreement.

(c)
At Completion, the Vendor shall procure that the Parent Co-Operatives agree with the transfer of the Sale Member Interests to the Purchasers and the Purchasers shall cause the appropriate amendments to be made in any existing foreign investment registrations.

3.2	(a)
Subject to the provisions of this Agreement, the Vendor shall give written notice (the “Completion Notice”) to the Purchasers at least thirty (30) Business Days prior to the anticipated Completion Date.  At any time after the receipt of the Completion Notice and prior to the Completion Date, upon request of the Purchasers, the Vendor shall provide the Purchasers with such written information regarding the Gross Margins for the Gross Margin Periods, including supporting documentation and calculations in such detail as the Purchasers may reasonably request in order to determine whether the condition set forth in Clause 4.1(k) has been satisfied.  No later than five (5) days prior to the anticipated Completion Date, but subject to the satisfaction of each of the Conditions Precedent (other than any such Conditions Precedent that, by their terms, are to be satisfied on the Completion Date) the Vendor shall deliver to the Purchasers a notice setting forth the proposed

Completion Date and including a good faith calculation of: (i) the provisional amounts of the Inter-Affiliate Payables that are, or are anticipated to be, permitted to be paid under applicable Legislation (x) as of the close of business on the Business Day immediately preceding the Completion Date and (y) on any applicable later date, (ii) the provisional amounts of the Inter-Affiliate Receivables that are or are anticipated to be permitted to be paid under applicable Legislation (x) as of the close of business on the Business Day immediately preceding the Completion Date and (y) on any applicable later date, (iii) the provisional amount of any adjustments to the Purchase Price required pursuant to Clauses 12.1 - 12.5 (such provisional Purchase Price Adjustments, the “Provisional Purchase Price Adjustments”), and (iv) the total Purchase Price due at Completion reflecting the Provisional Purchase Price Adjustments.  In the event Vendor elects a day as the Completion Date that is not a Business Day, then Parties agree that all actions to be performed on the Completion Date, including but not limited to payment of the amounts provided in Clause 3.3(a), shall be taken on the first Business Day after that date and following such payment, which shall not be considered as a late payment, the Sale Member Interests shall be transferred retroactively on the Completion Date as per the Vendor's notice.

(b)           The Completion shall take place at 10:00 a.m. (London time) on the Completion Date at the offices of White & Case LLP, 5 Old Broad Street, London, EC2N 1DN, England, or at such other time and place as the Parties shall mutually agree.

3.3	On the Completion Date:

(a)	the Purchasers shall pay to the Vendor’s Bank Account, for value, the Purchase Price;

(b)
the Vendor shall, to the extent permitted by applicable Legislation, procure that the Companies pay to the Vendor’s Bank Account the provisional amount of the Inter-Affiliate Payables as of the close of the business on the Business Day immediately preceding the Completion Date, in accordance with Clause 3.2(a), subject to later resolution of any dispute with respect to such provisional amounts in accordance with Clause 3.4; and

(c)
the Vendor or their Affiliates shall, to the extent permitted by applicable Legislation, pay to the Companies’ Bank Account the provisional amount of the Inter-Affiliate Receivables (including interest accrued thereon, to the extent provided by the applicable terms of such Inter-Affiliate Receivables) as set forth in the statement delivered by the Vendor to the Purchasers in accordance with Clause 3.2(a), subject to later resolution of any dispute with respect to such provisional amounts in accordance with Clause 3.4.

3.4
Within thirty (30) days after the Completion Date, the Vendor and the Purchasers shall cooperate in good faith to determine (i) the amounts payable as of the close of business on the Business Day immediately preceding the Completion Date of and/or pursuant to Inter-Affiliate Payables and Inter-Affiliate Receivables, taking into account any properly and duly documented Inter-Affiliate Payables or Inter-Affiliate Receivables not identified in the provisional schedule provided by the Vendor at Completion under Clause 4.6.1(j), (the "Completion Values") and (ii) the final amounts of each of the Provisional Purchase Price Adjustments (the “Completion Purchase Price Adjustments”).

Within the following ten (10) days:

1.
If the Completion Values and the Completion Provisional Purchase Price Adjustments proposed by the Vendor are not contested by the Purchasers, the Vendor or the Purchasers, as the case may be, shall make payment to the relevant Party of any difference in relation to the Completion Values and the Provisional Purchase Price Adjustments paid under Clause 3.3, provided that the Inter-Affiliate Payables and Inter-Affiliate Receivables in question are permitted to be paid at the relevant time under applicable Legislation, or, in the case of Inter-Affiliate Payables, the Purchasers shall cause the Companies to make such payment; or

2.
If the Completion Values and/or the Completion Purchase Price Adjustments proposed by the Vendor are contested by the Purchasers, the Purchasers shall submit their contests to the Vendor and the Parties shall cooperate in good faith and try to amicably settle their disagreement within the following ten (10) Business Days.  In the event of such a settlement, the Vendor or the Purchasers, as the case may be, shall make payment within a further ten (10) Business Days to the relevant Party of the agreed difference in relation to the Completion Values and/or the Completion Purchase Price Adjustments paid under Clause 3.3 or, in the case of Inter-Affiliate Payables, Purchasers shall cause the Companies to make such payment; or

3.
In the event that the Parties are unable to settle all contests with respect to the Completion Values and/or the Completion Purchase Price Adjustments within the ten (10) Business Day period described in paragraph 2 above, any such matters remaining in dispute shall be submitted to an office of KPMG LLP (“KPMG“) in the applicable Country.  The Parties shall instruct such firm that the determination of such firm with respect to such disagreement and the Completion Values and/or Completion Purchase Price Adjustments as a result of such determination shall be completed within thirty (30) days after the submission to KPMG and such determination shall, absent manifest error or fraud, be final and binding upon the Purchasers and the Vendor, and the Purchasers or the Vendor, as applicable, shall make payment to the other Party, or, in the case of Inter-Affiliate Payables, Purchasers shall cause the Companies to make such payment, in each case within ten (10) days after the making of such determination.  The fees, costs and expenses of KPMG shall be shared equally by the Purchasers, on the one hand, and the Vendor, on the other hand.

3.5
The Purchasers shall, or shall cause the Companies to, pay to the Vendor’s Bank Account the amounts of any Inter-Affiliate Payables that were not permitted to be paid by applicable Legislation as of the close of business on the Business Day immediately preceding the Completion Date, within three (3) Business Days after the date such Inter-Affiliate Payables are permitted to be paid by applicable Legislation  by either the Purchasers or the Companies, as such amounts may be (or may have been) adjusted or finally determined in accordance with Clause 3.4.  The Purchasers and the Vendor shall work together in good faith to procure and provide the necessary documents to cause any Inter-Affiliate Payables to be payable under applicable Legislation.

3.6
The Vendor shall pay or shall procure that its Affiliates pay to the Companies’ Bank Account the amounts of any Inter-Affiliate Receivables that were not permitted to be paid by applicable Legislation as of the close of business on the Business Day immediately preceding the Completion Date, within three (3) Business Days after the date such Inter-Affiliate Receivables are permitted to be paid by applicable Legislation, as such amounts may be (or may have been) adjusted or finally determined in accordance with Clause 3.4.  The Purchasers and the Vendor shall work together in good faith to procure and provide the necessary documents to cause any Inter-Affiliate Receivables to be payable under applicable Legislation. In the event any Inter-Affiliate Receivable has not been paid within ninety (90) days after the Completion Date, the Vendor shall make payment to the Company’s Bank Account and the applicable Company shall release the Vendor or its Affiliate, as the case may be, from any further liability with respect to the balance in question.

3.7
If any amount required to be paid under this Agreement is not received by its due date, then such amount shall bear interest at the rate of Three Month Dollar LIBOR plus 4% per annum, compounded on the last day of each calendar month from time to time, calculated on a daily basis and for the period from the relevant due date for payment up to and including the date of actual payment, after as well as before judgment.

3.8
In the event it is necessary to determine the Dollar equivalent of any Inter-Affiliate Payable or Inter-Affiliate Receivable denominated in Reais, the Parties agree the exchange rate to be used will be the "average of the sale rates" issued by the Central Bank of Brazil through the SISBACEN data system under PTAX 800, Option 5 and Currency 220 on the Business Day prior to any relevant payment date or, if the rate is not available in respect of the relevant periods for any reason, such comparable rate as the Parties may agree.  For the avoidance of doubt, for the determination of the provisional Inter-Affiliate Payables and Inter-Affiliate Receivables to be delivered on the Completion Date in accordance with Clause 3.2(a), the same source of exchange rates will be used as applicable at the last Business Day of the month before preparing the provisional statement of Inter-Affiliate Payable and Inter-Affiliate Receivable balances.

4.         CONDITIONS PRECEDENT AND COMPLETION DATE

4.1
The Purchasers’ obligation to purchase the Sale Member Interests and to perform the Purchasers’ other obligations at Completion is subject to the satisfaction (or waiver in writing by the Purchasers) at or prior to Completion, of the following conditions:

(a)      Truth of Warranties.  (i) The Warranties of the Vendor (other than the Warranties set forth in Clauses 5.2.1, 5.2.4 and 5.2.12) (as such representations and warranties may be updated pursuant to Clause 5.1(h), but without prejudice to the condition precedent under Clause 4.1(k) but disregarding for purposes of this Clause 4.1(a) all qualifications and exceptions contained therein relating to “materiality” or “Material Adverse Effect”) shall be true and correct as of the Completion Date as if made at and as of such time (except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date), except for such failures to be true and correct that do not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) the Warranties of the Vendor contained in Clauses 5.2.1, 5.2.4 and 5.2.12, shall be true and correct in all material respects as of the Completion Date as if made at and as of such time.

(b)      Performance of Agreements.  All of the agreements, undertakings and covenants of the Vendor to be performed prior to Completion pursuant to this Agreement shall have been duly performed in all material respects, and the Vendor shall have delivered to the Purchasers a certificate of a duly authorized signatory of the Vendor, dated the Completion Date, to such effect.

(c)        Consents and Approvals.  All governmental and third party consents, waivers and approvals disclosed on Schedule 4.1(c) shall have been received.

(d)      Resignation of Officers and Directors.  Each of the officers of each of the Companies and the directors of the Parent Co-Operatives shall have resigned from all of his or her positions as an officer of each of the Companies or a director of the Parent Co-Operatives, as appropriate, effective upon Completion.

(e)      Legislation; Orders.  No Legislation or Order shall have been enacted, entered, promulgated or enforced by any court or other Public Authority which would prohibit or materially delay the consummation of the transactions contemplated by this Agreement or have the effect of making them illegal.

(f)       Sale Member Interests. The purchase of all of the Sale Member Interests shall be completed simultaneously.

(g)      Transfer of Excluded Businesses.  The Vendor shall have completed the transfer of the Excluded Businesses, the Excluded Contracts and the Employees-Out-Of-Scope out of the Companies.

(h)      Transfer of System Information.  The Vendor shall have completed all steps necessary to transfer the System Information in accordance with Schedule 4.1(h).

(i)       Transfer of Pension Plan Liabilities.  The Vendor shall have completed the transfer to another Person designated by the Vendor of certain assets and liabilities of the Pension Plan in accordance with Schedule 4.1(i).

(j)       Export Controls.  The Purchasers shall not have obtained actual knowledge or have reasonable grounds to believe that the Companies, or the Vendor with respect to the Companies, has acted in a manner that would have the effect of causing any of the Companies or the Purchasers to be in violation of US export controls or trade sanction Legislation.

(k)      Material Adverse Effect.  Since the Accounts Date, there shall not have occurred a Material Adverse Effect, and the Vendor shall have delivered to the Purchasers a certificate of a duly authorized signatory of the Vendor, dated the Completion Date, to such effect.

4.2
The Vendor’s obligation to sell the Sale Member Interests and to perform the Vendor’s other obligations at Completion is subject to the satisfaction (or waiver in writing by the Vendor), at or prior to Completion, of the following conditions:

(a)      Truth of Warranties.  The warranties of the Purchasers contained in this Agreement shall be true and correct in all material respects on and as of the Completion Date with the same effect as though such warranties had been made on and as of such date, and the Purchasers shall have delivered to the Vendor a certificate of a duly authorized officer of the Purchasers, dated the Completion Date, to such effect.

(b)      Performance of Agreements.  All of the agreements and covenants of the Purchasers to be performed prior to Completion pursuant to this Agreement shall have been duly performed in all material respects, and the Purchasers shall have delivered to the Vendor a certificate of a duly authorized officer of the Purchasers, dated the Completion Date, to such effect.

(c)      Governmental Approvals.  All governmental consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by this Agreement shall have been received.

(d)      Legislation; Orders.  No Legislation or Order shall have been enacted, entered, promulgated or enforced by any court or other Public Authority which prohibits the consummation of the transactions contemplated by this Agreement or has the effect of making them illegal.

(e)      Transfer of Excluded Businesses.  The Vendor shall have completed the transfer of the Excluded Businesses, the Excluded Contracts and the Employees-Out-Of-Scope out of the Companies.

(f)       Transfer of System Information.  The Vendor shall have completed all steps necessary to transfer the System Information in accordance with Schedule 4.1(h).

(g)      Transfer of Pension Plan Liabilities.  The Vendor shall have completed the transfer to another Person designated by the Vendor of certain assets and liabilities of the Pension Plan in accordance with Schedule 4.1(i).

(h)      Export Controls.  The Vendor shall not have obtained actual knowledge or have reasonable grounds to believe that the Purchasers have acted or intend to act in a manner that would have the effect of causing the Vendor or its Affiliates to be in violation of US export controls or trade sanction Legislation.

4.3
The Vendor and Purchasers shall each use their commercially reasonable endeavours to procure the timely satisfaction of the applicable Conditions Precedent and will notify each other in writing immediately upon satisfaction.  The Parties shall co-operate in good faith with each other for the purpose of enabling each other to fulfill their respective obligations pursuant to this Agreement, and shall provide such information or assistance as may be reasonably required for this purpose, provided that where procuring the satisfaction of a Condition Precedent is solely the responsibility of one Party then, if the assistance of the other Party is requested, the reasonable expenses of such other Party shall be borne by the requesting Party.

4.4
If the Conditions Precedent shall not have been satisfied or waived, in each case by the Party entitled to the benefit thereof, on or before the Longstop Date, then either Party shall have the right to terminate this Agreement by written notice to the other Party and, upon delivery of such written notice this Agreement shall be terminated and the provisions of Clause 4.8 shall apply; provided, however, that if, prior to the Longstop Date, either Party has initiated any action or proceeding challenging such termination and/or seeking to exercise any equitable remedies to compel the other Party to perform its obligations under this Agreement, no such termination shall be effective until the later of (i) the Longstop Date and (ii) the date that is thirty (30) days after the date on which any applicable court or arbitration panel shall have finally determined that the other Party is entitled to terminate this Agreement pursuant to its terms.  In addition, either Party may terminate this Agreement at any time after the occurrence of any material breach by the other Party of any of its covenants or agreements contained in this Agreement if such breach is not curable or, if curable, is not cured upon the occurrence of the earlier of (A) the thirtieth (30th) day after written notice thereof is given by the other Party and (B) the day that is five (5) Business Days prior to the Longstop Date; provided, that the Party seeking to terminate this Agreement is not itself in material breach of this Agreement.

4.5
If the Conditions Precedent are satisfied or waived in writing by the Party entitled to the benefit thereof, then the Vendor may give notice as provided in Clause 3.2 and, if the Vendor shall have failed to give such notice within two (2) Business Days after the satisfaction or waiver of the Conditions Precedent, upon written notice from the Purchasers, the Vendor shall deliver to the Purchasers the notice as provided in Clause 3.2 within three (3) Business Days thereafter.

4.6	On the Completion Date:

4.6.1	the Vendor shall deliver to the Purchasers, simultaneously with the payment of the Purchase Price by the Purchasers pursuant to Clause 4.6.2(a):

(a)
A resolution of the General Meeting of the Parent Co-Operatives evidencing the unanimous approval of the members to the transfer at Completion of the Sale Member Interests and the transfer of the corresponding member account;

(b)
written acknowledgment from the Boards of Directors of the Parent Co-Operatives of the transfer of the Sale Member Interests with effect from Completion and an undertaking to update the register of members;

(c)	to the extent applicable, a duly executed amendment of the articles of the Parent Co-Operatives and the Companies;

(d)	any other necessary executed documentation in respect of the transfer of all of the Sale Member Interests;

(e)
a duly executed power of attorney authorising the execution of a transfer of a membership of cooperative document evidencing the transfer of the Sale Member Interests substantially in accordance with Exhibit D;

(f)
letters of resignation, with effect immediately upon Completion and the appointment by the Purchasers of successor officers and directors, as applicable, from each of the officers of the Companies and each of the directors of the Parent Co-Operatives, in each case stating that the individual concerned has no claim against any Company or any Parent Co-Operative for compensation for the loss of office;

(g)	any power of attorney or other corporate authorisation under which any document required from the Vendor under this Clause 4.6 is executed on behalf of the Vendor (for inspection and return);

(h)	certified copies of the up-to-date Articles of the Parent Co-Operatives;

(i)	a duly executed copy of the Fuels Trademark License Agreement and the Master Lubes Agreement;

(j)
a schedule, based on the current accounting records of the Companies, setting out a provisional list as at the Completion Date of all Inter-Affiliate Payables and Inter-Affiliate Receivables (whether or not due for payment); and

(k)	the Adequate Security.

4.6.2	the Purchasers shall:

(a)	deliver the Purchase Price in accordance with Clause 3.3(a);

(b)	deliver any countersignature required to the documents for the transfer of the Sale Member Interests and the corresponding member accounts;

(c)	deliver a duly executed power of attorney authorising the execution of a transfer of membership in a cooperative document evidencing the transfer of the Sale Member Interests substantially in accordance with Exhibit D;

(d)
deliver any power of attorney or other corporate authorisation under which any document required from the Purchasers under this Clause 4.6 is executed on behalf of the Purchasers (for inspection and return);

(e)
promptly nominate new directors and take all member and/or shareholder and director action necessary for the name of the Companies or the Parent Co-Operatives (and after Completion, the name of their respective Affiliates) to be changed to any name that is available under applicable Legislation other than “ExxonMobil,” “Exxon,” “Mobil,” “Esso” or any other name that is confusingly similar to any such name or that contains or is similar to any mark of Exxon Mobil Corporation or its Affiliates (except for the use of the trademarks licensed pursuant to the terms and conditions of the Fuels Trademark License Agreement and/or the Master Lubes Agreement) and procure that all existing mandates, powers of attorney and similar authorizations for the operation of the bank accounts of the Companies be revoked and that new mandates giving authority to those Persons nominated by the Purchasers are effected immediately following Completion and that any related other corporate formalities reasonably necessary are addressed;

(f)
submit the application for registration of any required amendment(s) to the articles of association or equivalent constituent documents of any of the Companies and the Parent Co-Operatives and/or nomination of any new directors of any of the Companies and the Parent Co-Operatives upon the transfer of the Sale Member Interests to Purchasers with the relevant Commercial Registry; and

(g)	deliver to the Vendor a duly executed copy of the Fuels Trademark License Agreement and the Master Lubes Agreement.

4.6.3	(a)
The Vendor shall use its commercially reasonable efforts to procure the release of each applicable Company, prior to the Completion Date, from any and all liabilities or obligations in respect of any guarantee, undertaking, indemnity in favour of third parties for acts of the Vendor or its Affiliates (other than the Companies) or similar Contract issued by any of the Companies to guarantee the obligations of the Vendor or its

Affiliates (other than the Companies) in favour of any third party (other than commercial guarantees to third parties by the Companies in respect of their own performance obligations), and hereby agrees to indemnify the Purchasers and their Affiliates (including the Companies after the Completion Date) from and against any and all Losses resulting from any failure to procure such releases.  The Vendor shall procure that the Companies are released (without payment by the Companies to the Vendor or its Affiliates) from all Multi-National EM Contracts and all contracts or other arrangements or agreements (whether for the supply of goods, services or otherwise), between the Companies and the Vendor or any of its Affiliates, other than those entered into on or about Completion as provided in this Agreement, except in relation to:

(i)
any contract, arrangement or agreement pursuant to which, before Completion, goods had been ordered but not delivered, or amounts payable under Clauses 3.4, 8.3 and 8.5 in which case the contract, arrangement, agreement or obligation to pay an amount under Clauses 3.4, 8.3 and 8.5 shall continue only in respect of the obligations which the Companies and the Vendor (or the relevant Affiliate of the Vendor) have in respect of such goods, or amount payable under Clauses 3.4, 8.3 and 8.5 and after fulfilment of such obligations the Companies shall be released from the relevant contract, arrangement, agreement or obligation under Clauses 3.4, 8.3 and 8.5 as applicable);  and

(ii)	any Inter-Affiliate Payables and Inter-Affiliate Receivables (which are to be dealt with in accordance with Clauses 2.2, 2.3, 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6, as applicable).

(b)
Purchasers acknowledge and agree that, unless otherwise specified in this Agreement or any other agreement contemplated hereby, all services provided to the Companies by Vendor or any of its Affiliates, will be terminated and will stop at Completion and shall be arranged for by Purchasers at their discretion.

(c)
Purchasers acknowledge, covenant and agree that the amended, restated and separated lease agreements to be executed by one of the Companies, as lessor, and one or more Affiliates of the Vendor, as lessees, in connection with the lease of certain areas included in the property called Complexo Ilha do Governador, as well as the cost sharing agreements related to such property to be entered into by such parties, substantially in the form of the drafts attached as Exhibit E, shall continue in full force and effect following the Completion Date in accordance with their respective terms.

4.7
If the respective obligations of the Vendor or the Purchasers under Clauses 4.6.1 and 4.6.2 are not complied with on the Completion Date, the Party who is not obligated to effect Completion under Clauses 4.6.1 or 4.6.2 may:

4.7.1	defer Completion until a new date of its choice (in which case this Clause will apply to Completion as so deferred), but not beyond the Longstop Date;

4.7.2	waive all or any such requirements and proceed to Completion as far as practicable (without limiting its rights, whether under this Agreement or otherwise); or

4.7.3	terminate this Agreement by notice in writing to the other Party, but only in circumstances where the other Party has materially failed to comply with the requirements of Clause 4.6.

4.8
If this Agreement is terminated in accordance with Clause 4.4 or 4.7.3, all obligations of the Parties under this Agreement shall end at the time of termination, except for Clauses 10, 11, 14, 15, 17, 19, 21, 24, 25, 26, 27, 28 and 29, which shall survive any termination of this Agreement, but all rights and liabilities of the Parties which have accrued before termination shall continue to exist.

4.9
With effect from the Completion Date, each Party (on behalf of itself and all of its Affiliates) irrevocably releases the other Party and their respective Affiliates from any and all liabilities or obligations relating to the Companies, the Parent Co-Operatives or their respective businesses arising prior to the Completion Date, including with respect to the Inter-Affiliate Payables or the Inter-Affiliate Receivables (subject only to the determination and settlement of the Completion Values in accordance with Clause 3.4, settlement of the Inter-Affiliate Payables in accordance with Clause 3.5 and settlement of the Inter-Affiliate Receivables in accordance with Clause 3.6) and the matters to be released under Clause 4.6.3, except with respect to the rights and remedies of the Parties under this Agreement, the Fuels Trademark Agreement and the Master Lubes Agreement or any other agreements entered into on or about the Completion Date as provided in this Agreement.

4.10
The Vendor shall procure that its Affiliates shall release the Companies from any obligations in respect of any Inter-Affiliate Payables not identified within thirty (30) days after the Completion Date and the Purchasers shall procure that the Companies shall release the Vendor and its Affiliates from any obligations in respect of any Inter-Affiliate Receivables not identified within thirty (30) days after the Completion Date.

4.11
In addition to taking the actions and executing and delivering the documentation set out in Clause 4.6, the Parties agree to cooperate with each other to execute and deliver such other documents as shall reasonably be necessary or desirable to carry out the sale and purchase of the Sale Member Interests pursuant to this Agreement and the intent of the Parties as reflected herein.

4.12
4.12.1  Subject to Clause 4.12.2, on termination of this Agreement in accordance with Clauses 4.4 or 4.7.3, the Vendor shall deliver the Adequate Security to the Purchasers as soon as reasonably practical.

4.12.2   If the Purchasers are in breach of any provisions of this Agreement, the Vendor may, upon termination of this Agreement, draw on the Adequate Security for and retain the secured amount, up to the amount of the Losses resulting from such breach; provided, however, that nothing contained in this Clause 4.12.2 shall limit any other remedies available to the Vendor under this Agreement.

4.13
On the Completion Date, the Vendor and the Purchasers shall sign the Completion Memorandum, in order to record (i) the fulfilment of the Conditions Precedent, (ii) the deliveries and other actions taken at Completion and as a consequence thereof, and (iii) the sale and purchase of the Sale Member Interests in accordance with this Agreement.

5.         WARRANTIES AND OTHER MATTERS

5.1
(a)    No warranty, assurance or other commitment by the Vendor is made, nor shall any be implied, in relation to the Sale Member Interests beyond those expressly provided in this Agreement.  The Warranties are given once at the date of this Agreement and are repeated at the Completion Date; provided that, to the extent such Warranties speak as of any date other than the date of this Agreement, such Warrants shall speak only as of such other date (as updated in accordance with Clause 5.1(h)).  Each of the Warranties is to be construed as a separate and independent Warranty and is not to be limited or restricted by reference to, or inference from, the provisions of any other Warranty or anything else, whether in this Agreement or otherwise.  A matter shall be treated as being within the knowledge of the Vendor if it was within the actual awareness of those employees of the Vendor or its Affiliates listed on Schedule 5.1.

(b)
The Purchasers have entered into this Agreement on the basis of, and in reliance on, the Warranties.  If it is found, on or before the Warranty Termination Date (or any applicable later date, to the extent any Warranty survives later than the Warranty Termination Date or a claim has been made by the Purchasers prior to the Warranty Termination Date or such applicable later date), that any of the Warranties was untrue, misleading, incorrect or unfulfilled either at the date of this Agreement or at the Completion Date, the Purchasers and their Affiliates (including, after Completion, the Companies) may by notice in writing to the Vendor seek to recover from the Vendor the amount of any and all damages, losses, liabilities, obligations, interest or expenses (including, without limitation, reasonable attorneys’ fees and expenses) (collectively, “Losses”) suffered as a direct consequence of the breach, subject to the applicable limitations set forth in this Clause 5.1; provided, however, that, with respect to any breach of the Warranties contained in Clause 5.2.5 (Accounts), the Purchasers shall be entitled to recover all economic Losses incurred as a result of such breach; provided further, however, that such Losses, to the extent based on economic multiples, if any, shall not exceed an amount equal to five (5) times the effect on the Net Income of the Companies attributable to such breach of the Warranties contained in Clause 5.2.5 (Accounts), and shall be subject to the applicable limitations set forth in this Clause 5.1.  Losses recovered, if any, shall be considered a purchase price adjustment and may not be set-off against payments due under Clause 12.6(b).

(c)	In any event, except as otherwise expressly provided below:

(i)	the maximum aggregate liability of the Vendor in respect of all claims under the Warranties shall not in any circumstance exceed an amount equal to ten percent (10%) of the Purchase Price;

(ii)
subject to Clause 5.1(e) and the other limitations set forth in this Clause 5.1, (x) no single Warranty claim (or series of related Warranty claims) shall be made in respect of claims (or series of related Warranty claims) of less than Five Hundred Thousand U.S. Dollars ($500,000) (and, for the avoidance of doubt, such claims may be made irrespective of any “material”, “in any material respect”, “Material Adverse Effect” or similar qualification in the Warranties); provided, however, that the Purchasers shall be entitled to recover the entire amount of any Warranty claim (or series of related Warranty claims) that is for an amount greater than Five Hundred Thousand U.S. Dollars ($500,000) and (y) with respect to the Warranty set forth in Clause 5.2.5 as it relates to the Companies’ profit and loss statement set forth in the Accounts, no Warranty claim shall be made in respect of individual or aggregate claims of less than Five Million U.S. Dollars ($5,000,000) (for the avoidance of doubt, (A) such claims may be made irrespective of any “material”,

“in any material respect”, “Material Adverse Effect” or similar qualification in the Warranties and  (B) such amount shall be determined  without giving effect to any multipliers in determining the amount of the Loss in respect of which the claim is made); provided however, that the Purchasers shall be entitled to recover the entire amount of any such individual or aggregate Warranty claims that exceed Five Million U.S. Dollars ($5,000,000).  For purposes of this Clause 5.1(c)(ii), two or more Warranty claims shall be deemed to be “related” if they arise out of or in connection with the same underlying act, omission or event;  and

(iii) the Vendor shall have no liability to the Purchasers for any such Warranty in respect of which a claim has not been notified to the Vendor in reasonable detail in writing before the Warranty Termination Date, it being acknowledged and agreed, however, that the Vendor’s liability in respect of any such breach shall survive the Warranty Termination Date so long as the Purchasers have so notified the Vendor on or prior to the Warranty Termination Date.

(d)           Notwithstanding the foregoing:

(i)  the limitations set forth in Clauses 5.1(c) (i), (ii) and (iii) shall not be applicable to (x) any claim of fraud, (y) any breach of any of the Warranties contained in Clauses 5.2.1, 5.2.4 or 5.2.12 (and, for the avoidance of doubt, such Warranties shall survive past the Completion Date without any time limitation) or (z) any wilful breach of any Warranty (except that the Vendor shall have no liability to the Purchasers for any wilful breach of any Warranty in respect of which a claim has not been notified to the Vendor in reasonable detail in writing prior to the third anniversary of the Completion Date);

(ii)  the limitation set forth in Clauses 5.1(c) (i) above shall not be applicable to any breach of the Warranties contained in Clause 5.2.5; and

(iii) the limitations set forth in Clauses 5.1(c) (i) and (ii) above shall not be applicable to any breach of the Warranties contained in Clause 5.2.13.

(e)           The Parties hereby agree that, in determining whether the Vendor has breached any Warranty that is qualified by reference to “material,” “in any material respect,” “Material Adverse Effect” or any similar qualification, such Warranty (as so qualified) shall be deemed to be breached if the Losses resulting from all breaches of such Warranties with a materiality qualifier are agreed by the Parties or determined by a proceeding as provided under Clause 15 to be equal to or greater than Twenty Five Million U.S. Dollars

($25,000,000), after giving effect to a multiplier, if any, agreed or determined in respect of the amount of any Loss for breach of the Warranty contained in Clause 5.2.5 and, for the avoidance of doubt, the Purchasers shall not be required to establish any greater amount of Losses as a result of such “material”, “in any material respect”, “Material Adverse Effect” or similar qualification.

(f)           The Parties agree that, with respect to any claim in respect of any breach of Warranty that is not subject to recovery at the time the claim is made or resolved because the amount of Losses resulting from such breach is not greater than the amount of any applicable threshold to the Purchasers’ recovery for such breach, such claim shall nevertheless survive until resolution of all other claims, and the Purchasers shall be entitled to seek recovery of all Losses in respect of such breach, subject to the applicable limitations contained in this Agreement, if at any time the amount of Losses resulting from such breach are in excess of the applicable thresholds to Purchasers’ entitlement to recovery.

(g)           For the avoidance of doubt, the limitations set forth in Clauses 5.1(c) (i), (ii) and (iii) above shall not be applicable to any breach of any covenant or agreement (other than the Warranties that are subject to such Clauses) of the Vendor set forth in this Agreement; provided, however, that, except in the case of fraud, the maximum aggregate liability of the Vendor in respect of any breach of its Warranties, covenants and agreements contained in this Agreement shall be an amount equal to the Purchase Price.  Except in the case of fraud, the maximum aggregate liability of the Purchasers in respect of any breach of its Warranties or the covenants and agreements contained in this Agreement to be performed prior to at the Completion Date shall be an amount equal to the Purchase Price.  Notwithstanding anything contained in this Agreement to the contrary, neither Party shall be liable for any special, incidental, punitive, exemplary, or indirect, damages; provided, however, that the foregoing limitation shall not be construed as a limitation on Purchasers’ remedy as provided in Clause 5.1(b) in respect of a breach of the Accounts Warranty or to the extent that any of the foregoing types of damages are actually incurred by a third party.

(h)           If on any date after the date of this Agreement and prior to delivery of the Completion Notice, any of the Warranties is found to be not true, accurate and complete in all material respects on and as of such date, the Vendor shall be entitled, by written notice to the Purchasers, to amend the applicable schedules to this Agreement to make such additions to or modifications of such schedules as are necessary to make the Warranties (as qualified by the information set forth in such schedules) true, accurate and complete in all material respects, and (solely for purposes of determining the Purchaser’s entitlement to recover for any breach of such Warranties, but not for purposes of determining whether any of the Conditions Precedent is or is not satisfied)

the truth and accuracy of the Warranties shall be determined by reference to such revised schedules.  Notwithstanding the immediately preceding sentence, any such revisions to a schedule subsequent to the date of this Agreement shall be disregarded (and the truth and accuracy of the Warranties shall be determined without reference to such revised Schedules): (i) to the extent such additional disclosures consists of facts or circumstances in existence prior to the date of this Agreement, except to the extent such fact or circumstance was deemed disclosed pursuant to Clause 5.8, (ii) to the extent that such additional disclosures relate to actions or omissions of the Vendor or the Companies occurring after the date of this Agreement that are required by the provisions of this Agreement or are otherwise taken or omitted to be taken without the prior consent of the Purchasers and (iii) to the extent that such additional disclosures relate to any matter that may result in a material liability or obligation of any of the Companies unless, to the fullest extent not prohibited by applicable Legislation and not inconsistent with the general interest (i.e., unrelated to the business of the Companies) of the Vendor or its Affiliates, at the request of the Purchasers, the Vendor has afforded or does afford the Purchasers the opportunity to control the outcome and determination of such liability or obligation (subject to the Purchasers’ agreement to indemnify the Companies for any Losses incurred by the Companies that would not have been incurred but for the actions of the Purchasers).

(i)           The Purchasers and their Affiliates shall not settle any third party claims which may give rise to a claim for breach of Warranty without the Vendor's consent (such consent not to be unreasonably withheld or denied).  The Parties agree that they shall use their commercially reasonable efforts to mitigate any damages arising from the breach of any Warranty, covenant or agreement under this Agreement or to diligently defend any claims made by any Public Authority with respect to this Agreement (other than any Excluded COFINS Matter which is handled under Clause 13) which would require either Party to make payment to the other Party pursuant to the terms of this Agreement.

5.2	The Vendor represents and warrants to the Purchasers as follows:

5.2.1.          Ownership of Sale Member Interests; Authority and Enforceability.

(a) At the Completion Date, the Vendor shall be the sole members of each Parent Co-Operative and shall be entitled to and shall transfer the full legal ownership of the Sale Member Interests to the Purchasers free and clear of all Encumbrances, subject to the terms of this Agreement and without the consent of any third party.

(b) At the Completion Date, (i) the Vendor shall be the only Person entitled to the member’s accounts of each Parent Co-Operative and (ii) there shall be no outstanding equity contributions owed by the members of the Parent Co-Operatives or any agreement for the making of future contributions.

(c)  The Vendor has the corporate power and authority to execute and deliver this Agreement and the other agreements and instruments contemplated hereby, and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by the Vendor of this Agreement and each other agreement and instrument contemplated hereby have been duly authorized by the Vendor’s board of directors and no other corporate or shareholder action on the part of the Vendor is necessary to authorize the execution, delivery and performance of this Agreement and such other agreements and instruments and the consummation of the transactions contemplated hereby and thereby.  This Agreement and all of the other agreements and instruments to be executed by the Vendor as contemplated hereby, when executed and delivered in accordance with the terms hereof, assuming the due execution and delivery hereof and thereof by the other parties hereto and thereto, have been or shall have been duly executed and delivered by the Vendor and constitute or shall constitute binding obligations of the Vendor, enforceable against the Vendor in accordance with their terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

5.2.2          Consents, Approvals, Notices and Filings; No Violations.  (a) Except as set forth on Schedule 5.2.2, the execution, delivery and performance of this Agreement and the other instruments and agreements to be executed and delivered by the Vendor as contemplated hereby do not and will not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Encumbrances on any of the properties or assets of the Vendor, the Parent Co-Operatives or any of the Companies under:   (1) any provision of the certificate of incorporation or by-laws or the comparable organizational documents of the Vendor, the Parent Co-Operatives or any of the Companies; (2) subject to obtaining and making any of the approvals, consents, notices and filings referred to in paragraph (b) below, any material Legislation applicable to the Vendor, the Parent Co-Operatives or any of the Companies or by which any of their respective properties or assets may be bound; (3) any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, guarantee, license, franchise, permit, agreement, understanding arrangement, contract, commitment, lease, franchise agreement or other instrument or obligation (whether oral or written) (each, including all amendments thereto, a “Contract”) to which the Vendor, the Parent Co-Operatives or any of the Companies is a party, or by which they or any of their respective properties or assets is bound.

      (b)     Except as set forth on Schedule 5.2.2, no material consent, approval or action of, filing with or notice to any Public Authority or private third party is necessary or required under any of the terms, conditions or provisions of any Legislation applicable to the Vendor, the Parent Co-Operatives or any of the Companies or by which any of their respective properties or assets may be bound, for the execution and delivery of this Agreement by the Vendor.  There is no pending or, to the knowledge of the Vendor, threatened action in writing for the dissolution, liquidation or insolvency of the Companies or the Parent Co-Operatives.

5.2.3           Existence and Good Standing of the Companies.  Each Company is a company, cooperative association or other applicable legal entity duly authorized and validly existing under the laws of the jurisdiction of its incorporation or organization, as referred to in this Agreement.  Each Parent Co-Operative will be incorporated as a cooperative association with exclusion of liability (coöperatief U.A. (uitsluiting aansprakelijkheid)) as of the Completion Date.  Each Company has all requisite power and authority to own its property and to carry on its business as presently being conducted.

5.2.4           Capitalization of the Companies and Obligations and Liabilities of the Parent Co-Operatives.  (a) The capitalization of each of the Companies is set forth on Schedule 1.1(a).  At the Completion Date, the Parent Co-Operatives shall own, directly or through one or more of the Companies, 100% of the outstanding share capital or quotas, as applicable, of each Company.    Except as set forth in Schedule 1.1(a), all of the outstanding share capital, or quotas, as applicable, of each of the Companies has been duly authorized and validly issued, are fully paid and are not subject to, nor were they issued in violation of, any pre-emptive rights.  Except as set forth in Schedule 1.1(a), there are no options, there are no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments contingent or otherwise, relating to the share capital of, or other equity or voting interest in, any of the Companies pursuant to which any of the Companies is or may become obligated to issue, deliver or sell or cause to be issued, delivered or sold, any equity or voting interest in, any of the Companies or any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any equity or voting interest in, any of the Companies.

(b) As of the Completion Date, all of the outstanding memberships of each of the Parent Co-Operatives shall be duly authorized and validly issued, fully paid and not subject to, nor issued in violation of, any pre-emptive rights.  As of the Completion Date, there shall be no options, there are no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments contingent or otherwise, relating to the membership of, or other equity or voting interest in, either of the Parent Co-Operatives pursuant to which either of the Parent Co-Operatives may become obligated to issue, deliver or sell or cause to be issued, delivered or sold, any equity or voting interest in, either of the Parent Co-Operatives or any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any equity or voting interest in, either of the Parent Co-Operatives.  At the Completion Date, (i) each Parent Co-Operative shall be a holding company with no operations, (ii) the only assets of the Parent Co-Operative shall be the shares and/or quotas of the Companies and any cash or working capital held by the Parent Co-Operatives, and (iii) except as set forth on Schedule 5.2.4(b), none of the Parent Co-Operatives shall have any claims, obligations, liabilities or indebtedness of any kind (whether absolute, accrued, contingent or otherwise).

5.2.5           Accounts.  To the knowledge of the Vendor, (x) the Accounts have been prepared on a consistent basis in accordance with GAAP and (y) the balance sheet included in the Accounts fairly presents, in all material respects, the financial condition of the Companies at the Accounts Date and the profit and loss statement included in the Accounts fairly presents, in all material respects, the results of the operations and cash flows of the Companies and the changes in their financial condition for the periods indicated.

5.2.6           Liabilities.  To the knowledge of the Vendor and except as set forth on Schedule 5.2.6, none of the Companies has any claims, obligations, liabilities or indebtedness (whether absolute, accrued, contingent or otherwise) that would be required by GAAP to be set forth in the Accounts, except for (i) claims, obligations, liabilities or indebtedness set forth in the Accounts or specifically disclosed in the footnotes thereto and (ii) accounts payable to trade creditors and accrued expenses incurred subsequent to the Accounts Date in the ordinary course of business consistent with past practice.

5.2.7           No Changes Since the Accounts Date.  To the knowledge of the Vendor, except as set forth on Schedule 5.2.7, since the Accounts Date there has not been a Material Adverse Effect.

5.2.8           Material Contracts; Powers of Attorney.  (a) Schedule 5.2.8 sets forth a list of (i) each of the thirty (30) most significant Contracts of the Companies (measured based upon the aggregate amount of payments to or by, or obligations of, the Companies based on the average annual value of each such Contract) and (ii) each Contract that relates to the rights and obligations of the parties to any joint-venture, partnership or similar arrangement involving any of the Companies (each Contract set forth on Schedule 5.2.8, or required to be set forth on Schedule 5.2.8, a “Material Contract”).  Each Material Contract is in full force and effect and there exists no default or event of default by any of the Companies or, to the knowledge of Vendor, any other party to any such contract with respect to any material term or provision of any Material Contract.  The Vendor has delivered to Purchasers true and complete copies, including all amendments, of each Material Contract, except to the extent the Vendors are prohibiting from disclosing the terms of any Material Contract due to confidentiality restrictions as noted on Schedule 5.2.8 and none of the Material Contracts which Vendor is prohibited by such restrictions from providing to the Purchaser contain any non-compete provisions.  The Companies are parties to written agreements that are in full force and effect with not less than 842 dealers on behalf of the Companies as of the date of this Agreement (and, for the avoidance of doubt, not as of any later date for any purpose of this Agreement).

(b)  Schedule 5.2.8(b) sets forth a complete and accurate list of each Person that is authorized under an existing mandate, power of attorney or other similar authorization to open any bank account on behalf of any of the Companies.

5.2.9           Compliance with Laws.  Except as set forth in Schedule 5.2.9 hereto or Schedule 5.2.14 hereto, to the knowledge of the Vendor, the Companies are in compliance with all applicable Legislation and Orders, except where the failure to so comply, individually and in the aggregate, would not have a Material Adverse Effect .

5.2.10         Employment Relations.   Except as has not resulted in and would not reasonably be expected to result in a Material Adverse Effect, and except as set forth on Schedule 5.2.10 and as noted in Schedule 5.2.14: (a) there is no labour strike, dispute, slowdown or stoppage actually pending or, to the Vendor’s knowledge, threatened in writing against or involving the Companies; (b) no union is currently certified, and there is no union representation question and no union or other organizational activity existing or threatened with respect to the operations of the Companies, and none of the Companies has experienced any material labour difficulty or work stoppage during the last three years; (c) no grievance exists, no arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefor has been asserted; and (d) none of the Companies is subject to or bound by any collective bargaining or labour union agreement applicable to any Person employed by any of the Companies and no collective bargaining or labour union agreement is currently being negotiated by any of the Companies.

5.2.11         Interests in Clients, Suppliers, Etc.; Affiliate Transactions.  Except as set forth on Schedule 5.2.11, (i) there are no Contracts, liabilities or obligations (other than those which are subject to Clause 4.6.3) between any of the Companies, on the one hand, and the Vendor or any Affiliate of the Vendor (other than any of the Companies), and (ii) neither the Vendor, any Affiliate of the Vendor nor any officer of any of the Companies or any director of any of the Parent Co-Operatives possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person that is a supplier or customer, of any of the Companies other than its Affiliates.

5.2.12         Brokers’ or Finders’ Fees.  No agent, broker, person or firm acting on behalf of either the Vendor, the Parent Co-Operatives or the Companies is, or will be, entitled to any commission or brokers’ or finders’ fees from the Companies, the Parent Co-Operatives, the Purchasers or any of the Purchasers’ Affiliates, in connection with any of the transactions contemplated by this Agreement.

5.2.13         Operations of the Companies.  During the period from January 1, 2007 until the date of this Agreement (and, for the avoidance of doubt, not as of any later date for any purpose of this Agreement), the Companies have been managed in the ordinary course of business consistent with past practices, within their ordinary operating expense limits. Without limiting the foregoing, except as provided on Schedule 5.2.13 and except for any actions taken solely in respect of any of the Excluded Businesses, during such period, none of the Companies has:

  (i) incurred any monetary obligation or monetary liability in excess of One Hundred Thousand U. S. Dollars ($100,000) individually, except (v) borrowings made, Taxes payable and current trade payables in connection with purchase of goods and services, (w) in connection with capital expenditures permitted by Clause 5.2.13(iii), (x) in connection with the payment of payroll expenditures of, payments with respect to ordinary course pension plan contribution obligations to be made by, or payment of promissory notes to the pension plan as they come due by  the Companies, (y) in connection with any payments or judicial deposits made in respect of pending litigation or other claims (other than any Excluded COFINS Matter), or (z) costs and expenses in connection with the Excluded Businesses, to the extent that any such costs and expenses have been or will be included in Inter-Affiliate Receivables or charged as part of ongoing allocations to the Companies, in each case in the ordinary course of business and consistent with past practice;

  (ii) except with respect to the Excluded Businesses, established any entity, acquired or sold any participation (including silent partnerships) in other entities or incurred the obligation to acquire or sell such participation;

  (iii) undertaken any capital expenditures, except for capital expenditures within limitations prescribed by the Vendor’s approved capital expenditure budgets;

  (iv) issued, granted or sold any options, rights or warrants with respect to any of the Sale Member Interests or share capital of any of the Companies, or entered into any hedging or derivatives;

  (v) entered into any guaranty of obligations of any Affiliate of the Vendor (other than commercial guarantees to third parties by the Companies in respect of their own performance obligations or their businesses) or releasing (except after the payment in full of such obligations) any Affiliate of the Vendor from any obligations payable to the Companies;

  (vi) subject to Clause 5.2.13(vii), acquired any company or business, or divested any portion of the business of any of the Companies (other than as contemplated by this Agreement with respect to the Excluded Businesses), it being acknowledged that, for purposes of this Clause 5.2.13(vi) the following shall not be deemed an acquisition or divestiture of business of the Companies (1) the termination of any contracts between any of the Companies and any dealer, (2) execution of any new or renewal of any existing contract between any of the Companies and any dealer  or (3) the purchase or sale of any interest in an existing joint venture with any third party pursuant to the written terms of any existing joint venture agreement;

  (vii) sold, transferred, leased (except pursuant to the lease agreements described in Clause 4.6.3(c)) or otherwise disposed of or acquired any assets, except in the ordinary course of business;

  (viii) changed, to  the detriment of any of the Companies, the terms  of  any  contract that gives rise to Inter-Affiliate Payables or Inter-Affiliate Receivables from those that have been disclosed to the Purchasers prior to the date of this Agreement;

(ix)  except in the ordinary course of business, entered into  any new contracts or agreements that give rise to Inter-Affiliate Payables or Inter-Affiliate Receivables;

(x)   amended the interest on any interest-bearing inter-company loans  except  on  terms  consistent  with  arm's  length loan principles and in line with past practice reasonably applied by the Companies and the Affiliates of the Vendor;

(xi)   made any payment of any kind (including, but not limited to, any distribution from any member’s accounts in the Parent Co-Operatives, special interest payment, capital reduction, distribution or payment of any consulting, advisory, management, service, directors, monitoring or other fee, bonus or payment of any kind) to the Vendor or any of its Affiliates (other than a

Company), except for payments for goods received or actual services rendered on arm’s length terms and conditions;

(xii)  assumed or incurred any indebtedness with a duration over twelve (12) months, or entered into any material indemnity arrangement or material guarantee, except for letters of credit entered or judicial deposits made in an amount less than Three Hundred Thousand U.S. Dollars ($300,000) individually for tax or legal cases (other than in respect of any Excluded COFINS Matter);

(xiii) waived any amount owed to the Companies by the Vendor or any of its Affiliates (except after payment in full of such amounts);

(xiv) conducted its cash management customs and practices (including the collection of receivables and the payment of payables) other than the ordinary course of business consistent with past practice and with prudent cash management practices;

(xv) applied any cash or other assets of any of the Companies toward the payment of pension plan liabilities of the Companies, other than ordinary course contribution obligations in respect of the Pension Plans or promissory notes for which payment came due; or

(xvi) entered into any binding agreement or commitment to do any of things referred to in (i) through (xv) above, unless permitted under the described limitation.

5.2.14   Litigation.  Except as set forth on Schedules 5.2.14 and 5.2.15(b), there is no Claim or any litigation or arbitration initiated or, to the knowledge of the Vendor, threatened in writing against the Companies, claiming an amount exceeding Three Hundred Thousand U.S. Dollars ($300,000) (or where not claiming an amount, in the reasonable judgment of the Vendor or its Affiliates, seeking an amount exceeding Three Hundred Thousand U.S. Dollars ($300,000)).  As of the date of this Agreement (and, for the avoidance of doubt, not as of any later date for any purpose of this Agreement), there is no Claim or any litigation or arbitration pending or, to the knowledge of the Vendor, threatened in writing before any court, tribunal or other Public Authority to restrain, prohibit or materially delay any of the transactions contemplated hereby.

5.2.15   Tax Matters.

5.2.15(a)    The Vendor has timely filed, caused to be timely filed or shall cause to be timely filed on behalf of the Companies (taking into account any applicable extension of time within which to file) with the appropriate taxing authorities all Tax returns that are required to be filed by, or with respect to, the Companies on or prior to the Completion Date, and all such Tax returns are or will be true, correct and complete in all respects.  All Taxes due and payable (i) with respect to taxable periods or portions thereof prior to the Accounts Date, (ii) with respect to taxable periods or portions thereof after the Accounts Date but prior to the Completion Date relating to any activity outside of the ordinary course of business and (iii) to the knowledge of the Vendor, with respect to taxable periods or portions thereof after the Accounts Date but prior to the Completion Date relating to any activity in the ordinary course of business, in each case, with respect to the income, assets and operations of the Companies, have been timely paid in full.  To the knowledge of the Vendor, all other Taxes not yet due and payable by the Companies for all taxable years or other taxable periods or portions thereof ending on or before the Accounts Date have been accrued in accordance with GAAP and have been identified on the Accounts prepared on a consistent basis in accordance with GAAP.

5.2.15(b)    Except as set forth on Schedule 5.2.15(b), none of the Companies (i) has received notice of, or otherwise to the Vendor’s knowledge has been the subject of, an audit or other examination of Taxes from the tax authorities of any nation, state or locality; (ii) has received any written notices from any taxing authority relating to any issue which could affect the Tax liability of the Companies; (iii) has entered into (or has been requested to enter into) an agreement extending any statute of limitations relating to the payment or collection of Taxes of the Companies that has not expired; or (iv) is presently contesting the Tax liability of the Companies before any court, tribunal or agency.

5.2.15(c)    There are no tax sharing, allocation, indemnification or similar agreements in effect as between any of the Companies or any predecessor or affiliate thereof and any other party (including Vendor and any predecessors or affiliates thereof) under which the Purchasers or any of the Companies could be liable for any Taxes or other claims of any party after Completion

5.2.15(d)     None of the Companies has been included in any “consolidated,” “unitary”, “group” or “combined” Tax return with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which some or all of the Companies are the only members).

5.2.15(e)     None of the Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after Completion as a result of any accounting method change or agreement with a taxing authority executed on or prior to the Completion Date.

5.2.16    Intellectual Property.  To the knowledge of Vendor, the Companies are not the subject of any pending litigation in connection with the infringement of patents of any third party in the applicable Country or the misappropriation of trade secrets of any third party in the applicable Country that the Vendor believes would be material to the operation of the Companies.

5.2.17    Owned Real Property.  Schedule 5.2.17 sets forth a list of each parcel of real property that is owned by any of the Companies and for which the applicable Company has recently obtained a certificate issued by the applicable Public Authority evidencing ownership.  The Vendor shall use its commercially reasonable efforts to obtain such recent certificates prior to the Completion Date in respect of each other parcel of real property owned by any of the Companies, and shall deliver to the Purchasers a copy of each such certificate so obtained.

5.2.18    Benefit Plans.  Schedule 5.2.18 sets forth a list of the principle Benefit Plans for the Companies.  The Vendor has made available to the Purchasers true and complete copies of the Benefit Plans.  Each Benefit Plan has been operated in all material respects in compliance with its terms and with all applicable Legislation.  None of the Companies maintains or contributes to, or has any obligation to contribute to, or bears any liability with respect to, any “employee benefit plan,” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is covered by ERISA.  None of the Companies has incurred, and no event has occurred and no condition or circumstance exists that could result, directly or indirectly, in, any unsatisfied liability (including, without limitation, any indirect, contingent or secondary liability) of the Company under Title IV of ERISA or Section 412 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or Section 302 of ERISA, arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

The Warranties and all other provisions of this Agreement insofar as the same shall not have been performed at Completion shall not be extinguished or affected by Completion, or by any other event or matter whatsoever (including, without limitation, any satisfaction and/or waiver of any condition contained in Clause 4.1), except by a specific and duly authorised written waiver or release by the Purchasers.  Save in the case of fraud, the Vendor undertakes to the Purchasers not to make or pursue any claim against the Companies and/or any of its Affiliates or its and/or their respective officers, employees or agents in connection with assisting the Vendor in giving the Warranties and/or entering into this Agreement and the documents entered into pursuant to this Agreement.

5.3	Notwithstanding any other provision of this Agreement:

5.3.1
the Purchasers acknowledge that the Property has been used for industrial purposes including processes relating to the storage, distribution and marketing of petroleum and petroleum based products and other chemicals, and that the soil and sub-soil of the Property and land and water adjacent thereto and drains, sewers, pipes, water courses and water table at under or in the vicinity of the Property may have been contaminated by oil or other Hazardous Substances.  The Purchasers agree and acknowledge that the Vendor gives no warranty or representation as to the state and condition of the Property, or land or water adjacent thereto, or their suitability for any future use;

5.3.2	the Purchasers agree:

(a)
that any obligation (whensoever arising) to investigate or to carry out remedial work on the soil, sub-soil, drains, sewers, pipes, water courses and water table at, under or adjacent to the Property (including in respect of ground water or any property in the vicinity to which any contamination may have spread from the Property) may give rise to an Environmental Liability of the Companies or the Parent Co-Operatives and that the Vendor or its Affiliates shall have no liability in respect of the same including under this Agreement;

(b)
not to submit, and to procure that there are not submitted by any of the Affiliates of the Purchasers (now or in the future) or by any other Person, to the Vendor or its Affiliates or their directors or agents or employees any claims relating in any way to any investigation or to the state and condition of any of the Property and drains, sewers, pipes, water courses and water table at, under or adjacent to the Property (including in respect of ground water or any property in the vicinity to which any contamination may have spread from the Property) against the Vendor or any of the Vendor’s Affiliates, or any of their officers, directors, employees, agents or insurers;

(c)
that no insurance cover is provided to the Purchasers or the Companies under any of the ExxonMobil Policies; and no claim will be made by or through the Purchasers or by any of the Affiliates of the Purchasers under any of the ExxonMobil Policies provided by or for the benefit of any of the Affiliates of the Vendor; and

(d)	that, to the extent permitted by law, it will procure that the Companies shall not convey any Property to be used for residential, hospital or other health care, playground, school or other educational or agricultural uses unless the relevant Property shall have been remediated to (i) the standards required by law for such use or, (ii) in the absence of such standards, generally accepted risk based standards.

5.4
The Purchasers undertake to indemnify and keep indemnified the Vendor (for itself and as trustee for each of the Affiliates of the Vendor and their officers, directors, employees, agents and insurers) from and against all Environmental Liabilities (including but without limitation any legal fees) arising directly or indirectly from, or in connection with, or as a result of any of the following, in each case, except to the extent related to the operation of any Excluded Business other than as provided in the Lease Agreements or cost sharing agreements with respect to the Property called Complexo Ilha do Governador:

5.4.1
any Environmental Matter relating in any way to any of the Property, or the activities of the Companies, or any act or omission, neglect or default whether before or after the date of this Agreement of the Companies, or the Purchasers or any of the Affiliates of the Purchasers at the Property, or any employee or agent thereof, or any person for whom such affiliate is vicariously liable;

5.4.2
any Environmental Law relating to any of the Property, or the activities of the Companies, or any act, omission, neglect or default whether before or after the date of this Agreement of the Companies or any of the Affiliates of the Purchasers relating to any Property, or any employee or agent thereof, or any person to whom any such person is vicariously liable;

5.4.3	the carrying out, or failure to carry out, or defective or negligent carrying out of any investigation or remedial works in relation to Environmental Matters; or

5.4.4
any claim made by or through the Purchasers, or the Companies, or any person subrogated to the Purchasers’ rights, including its insurer, against any of the ExxonMobil Policies provided by or for the benefit of any of the Affiliates of the Vendor, including any claim for reinsurance, retrospective premium payments or prospective premium increases.

In the event of any Claim subject to indemnification pursuant to this Clause 5.4, the Vendor acknowledges that the Purchasers shall have the right to conduct the defence against (or prosecution of) such claim.  To this end, the Vendor shall inform the Purchasers in writing of the existence, nature and claimed amount of any such claim within five (5) Business Days of the Vendor having been notified or becoming aware of such claim; provided, however, that the failure to so inform the Purchasers shall not affect the indemnification obligations of the Purchasers in respect of such claim except to the extent that the Purchasers are actually prejudiced thereby.  Within fifteen (15) days after the receipt of the Vendor’s written notification, the Purchasers shall confirm in writing their intention to conduct the defence against such claim; provided, however that the Purchasers shall only be entitled to assume the defence against such if they shall first have affirmatively acknowledged in writing their obligation to indemnify the Vendor pursuant to this Clause 5.4 from and against any and all liabilities and obligations in respect of such claim in the event that it is ultimately determined to be liable therefor.

5.5.1.
The Purchasers undertake to ensure that the employment terms and conditions of all Employees of any of the Companies (except with respect to any equity compensation arrangements) will be substantially preserved (including, without limitation, payment of FGTS) in the aggregate for a period of at least twelve (12) months from Completion.  In case during this period Purchasers need to implement a selection process with respect to continued employment, Employees of any of the Companies will be given an equal opportunity in respect of employees of the Purchasers and their Affiliates and the Redundancy Terms will be applied to any Employee concerned, whether employment relationships are terminated on a collective or individual basis or on any other legal basis or procedure.  For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement, to the extent permitted by applicable Legislation, the Purchasers shall not be obligated to continue the employment of any individual employee or to continue or maintain any particular employee benefit plan or arrangement.

5.5.2
Following consultation with the Vendor, the Purchasers undertake to communicate their intentions with respect to the employment of Employees of the Companies following the Completion Date no later than ten (10) Business Days prior to the Completion Date; provided that such communication would not create any rights in favour of any Person not a Party to this Agreement.

5.5.3	Intentionally Omitted

5.5.4
The Parties acknowledge and agree that, prior to the Completion Date but subject to all necessary permits and approvals, the Vendor shall complete the transfer to another Person designated by the Vendor of certain assets and liabilities of the Pension Plan for the Employees Out-Of-Scope in accordance with Schedule 4.1(i) and from and after the date of this Agreement, the Parties shall perform their respective obligations pursuant to Schedule 4.1(i).

5.5.5
The Purchasers will ensure that the Companies maintain their practice of providing all necessary support to defend and hold harmless employees prosecuted or sued in their individual capacity as a consequence of the good faith performance of their jobs with a Company prior to the Completion Date.

5.6	The Vendor covenants and agrees that:

5.6.1
it shall, prior to and until the Completion Date, promptly inform the Purchasers in writing of anything material that may adversely impact the situation of the Companies until the Completion Date, including claims formally received or any material litigation or arbitration relating to the Companies of which the Vendor becomes aware, or of any event known to the Vendor reasonably believed by it to be likely to generate any such material claim at all times up to the Completion Date (for the purposes of this Clause 5.6.1, a claim shall be deemed a material claim if it may have an adverse economic effect on the Companies exceeding Three Hundred Thousand U.S. Dollars ($300,000)); and

5.6.2
it shall procure that the Companies manage the Pension Plan in accordance with the applicable Legislation and the terms of the Pension Plan.  For the avoidance of doubt, the Vendor is not itself obliged to provide funds to enable to the Companies to fully fund the Pension Plan, and the Purchase Price will not be adjusted by the amount of any funding provided by the Companies.

5.7	The Purchasers warrant to the Vendor that:

5.7.1
each Purchaser is a corporation duly authorized and validly existing under the laws of the country of its incorporation as referred to in this Agreement, with power and authority to enter into and perform its obligations under this Agreement;

5.7.2
this Agreement forms, or will on execution form, valid and binding obligations on Purchasers in accordance with its provisions, subject to the effect of any bankruptcy, insolvency, reorganisation, moratorium or similar legislation affecting creditors' rights generally;

5.7.3	all necessary consents have been, or will be, obtained to enable Purchasers to perform its obligations under this Agreement; and

5.7.4	the choice of English Law to govern this Agreement is valid and binding upon the Purchasers.

5.8
The Purchasers acknowledge that the Vendor has made available to the Purchasers, for purposes of due diligence, the documents described in this Clause 5.8. The Purchasers acknowledge that they have received all information requested by them and their experts to evaluate the information and the documentation made available by the Vendor.  The Parties agree that such due diligence investigation by the Purchasers and their experts shall be taken into account in determining whether there has been any breach or inaccuracy of any of the Warranties, to the extent information relating to such breach or inaccuracy was (i) provided to and actually reviewed prior to the Completion Date by the Purchasers or their experts as shown by the electronic Intralinks log (Exhibit F) of the Virtual Data Room (Exhibit G), (ii) contained in the physical data room (the agreed contents of which are described in Exhibit H), (iii) contained in the confirmatory due diligence and written answers to follow-up due diligence and confirmatory due diligence requests by the Purchasers (Exhibit I), (iv) contained in the Confidential Information Memorandum  or (v) set forth in the written management presentations (Exhibit J) in each such case, regardless of whether information relating to such breach or inaccuracy was disclosed on any of the Schedules delivered in connection with any of the Warranties.  For the avoidance of doubt, for purposes of the foregoing clause (i), the Purchasers shall be deemed to have actually reviewed all documents or information contained in a publication identified in Exhibit F if the Purchasers or their representatives opened the publication in which such document or information was contained.

5.9
The Purchasers undertake that  prior to Completion, neither Purchasers nor any of their Affiliates will enter into any agreement relating to the resale of the Sale Member Interests or the sale by the Companies of any of the Companies' assets; provided, however, that the foregoing shall not in any manner prohibit or restrict the Purchasers’ right to market and negotiate with respect to any sale of the Companies’ aviation business so long as (i) no definitive Contract or letter of intent to sell such business is entered into prior to the Completion Date, (ii) the Purchaser’s actions in marketing and negotiating any such sale does not unreasonably interfere with the operation of the aviation business by the Companies and (iii) the Purchasers, to the extent permitted by applicable Legislation, inform the Vendor of any such activities on a timely basis.

5.10
No later than fifteen (15) Business Days after the execution of this Agreement, the Parties shall carry on a joint filing before required antitrust agencies, which shall be conducted by the legal advisors appointed by the Purchasers, and to that purpose the Vendor shall provide or procure that the Companies shall provide the Purchasers, upon written request, with all available information necessary for such filing.  The Parties agree to consult with one another in connection with any filing or submission required under applicable antitrust Legislation and any other Legislation applicable to the consummation of the transactions contemplated by this Agreement.  Each Party shall (i) coordinate and cooperate with the other Party in timely exchanging such information and documents as may be necessary for such filings and submissions, including the respective proceedings, (ii) not make any such filing or submission without providing to the other Party a copy thereof for its review, comment and consent in advance of the proposed filing or submission and (iii) timely provide such reasonable assistance as the other Party may request in connection with all of the foregoing.  All information and documents necessary for purposes of preparing the filings and submissions required by applicable Legislation shall be exchanged by the Parties on a confidential basis and shall not be used for any purpose other than the filings and submissions required by applicable Legislation and related to this Agreement.  Any market-related information to which the other Party should not be granted immediate access shall be exchanged on an external counsel basis only.

5.11
All risks, costs and expenses in connection with the proceedings for approval of the transactions contemplated herein by the required antitrust agencies, as well as any and all obligations relating to and resulting from the required antitrust agencies’ decisions, will be borne exclusively by the Purchasers; provided, however, that each Party shall pay the costs and expenses of its own legal advisors in connection with such approvals. The Purchasers agree to comply at their sole expense with all terms established by the required antitrust agencies as a condition to granting such approval.

5.12
The Purchasers hereby undertake to, no later than thirty (30) days after the Completion Date, make a filing with any required Public Authority in order to update the records of the Companies before said Public Authority, and to timely perform any other acts required under existing Legislation.

5.13
The Vendor shall procure that the Companies shall transfer, prior to the Completion Date, the Excluded Business, the Excluded Contracts and the Employees-out-of-Scope to the Vendor or any Affiliate of the Vendor.  The Purchasers accept that such transfers shall be carried out by the Vendor and the applicable Company under terms and conditions which the Vendor shall freely determine prior to the Completion Date; provided, however, that, except as otherwise specifically set forth in this Agreement, in no event shall such transfers or any of the terms and conditions in respect thereof result in any liability or obligation of any of the Companies, the Purchasers or any of their respective Affiliates, other than immaterial internal administrative or service costs, or out-of-pocket costs that result in a reduction of the Purchase Price pursuant to Clause 12.2 of this Agreement.

The Vendor undertakes to indemnify and keep indemnified the Purchasers and the Companies (after the Completion Date) from and against all liabilities arising from, or in connection with, or as a result of:

(i)	the formalisation and execution of the transfer of the Excluded Business and the Employees-out-of-Scope to the Vendor or any Affiliate of the Vendor; and

(ii)	any Claim against, or liability or obligation of, the Companies to the extent related to the Excluded Business and the Employees-Out-Of-Scope, whether such Claim, liability or obligation relates to facts or circumstances occurring prior to, on or after the Completion Date, except to the extent the Purchasers or the Companies are otherwise indemnified pursuant to the terms of the Lease Agreements or cost sharing agreements with respect to the Property called Complexo Ilha do Governador.

In the event of any Excluded Business Claim, the Purchasers acknowledge that the Vendor shall have the right to conduct the defence against (or prosecution of) such Excluded Business Claim in coordination with the Purchasers. To this end, the Purchasers shall inform the Vendor in writing of the existence, nature and claimed amount of any Excluded Business Claim within five (5) Business Days of the Purchasers or the Companies having been notified or becoming aware of such Excluded Business Claim; provided, however, that the failure to so inform the Vendor shall not affect the indemnification obligations of the Vendor in respect of such Excluded Business Claim except to the extent that the Vendor is actually prejudiced thereby.  Within fifteen (15) days after the receipt of the Purchasers’ written notification, the Vendor shall confirm in writing its intention to conduct the defence against the Excluded Business Claim; provided, however, that the Vendor shall only be entitled to assume the defence against such Excluded Business Claim if it shall first have affirmatively acknowledged in writing its obligation to fully indemnify the Purchasers pursuant to this Clause 5.13 from and against any and all liabilities and obligations in respect of such Excluded Business Claim in the event that it is ultimately determined to be liable therefor.  Notwithstanding the foregoing, the Vendor shall not be entitled to assume the defence against any Excluded Business Claim, and shall pay the reasonable fees and expenses of one counsel retained by the Companies and/or the Purchasers if (i) the Excluded Business Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegations or investigation against the Purchasers, the Companies or any of their respective employees or Affiliates, (ii) the Purchasers reasonably believe that an adverse determination with respect to such Excluded Business Claim would be materially detrimental to or materially injure the Companies’ or the Purchasers’ reputation or future business prospects with one of its material suppliers or customers or (iii) upon petition by the Purchasers, the appropriate court rules that the Vendor failed or is failing to vigorously defend against such Excluded Business Claim.

In the absence of any confirmation within the aforesaid fifteen (15) day period, it shall be understood that the Vendor has chosen not to conduct the defence against the Excluded Business Claim, in which case the Purchasers and/or the Companies shall be entitled to conduct such defence in their sole discretion.  In the event that the Vendor expressly decides to conduct the defence against the Excluded Business Claim, then within five (5) days after the end of the latter 15-days' term (and in all events no later than ten (10) days prior to the date on which a defence must be filed) the Purchasers and/or the Companies shall deliver to the Vendor all information and documentation that may be reasonably required for the preparation of the defence and shall allow the Vendor to establish direct contact with the third party claimant; provided, however, that  the Purchasers shall have the right to participate in the defence of such Excluded Business Claim and to employ counsel, at their own expense, separate from the counsel employed by the Vendor, it being understood that the Vendor shall control such defence.  In addition, the Purchasers shall procure that the Companies will grant the appropriate powers of attorney to the representative(s) designated by the Vendor for the purpose of this defence, so that such representative(s) may appear on behalf of the Companies before any courts, tribunals and public entities and against any third parties involved in the Excluded Business Claim, and conduct the defence against, or settle, the relevant Excluded Business Claim as the vendor deems fit; provided, however, that the Vendor shall not be entitled to enter into any settlement of an Excluded Business Claim unless such settlement includes a full and unconditional release of the Companies, the Purchasers and their respective Affiliates and obligates the Vendor and its Affiliates to pay the full amount of the liability, if any, in respect of such Excluded Business Claim.  Each of the Vendor and the Purchasers undertakes to offer any assistance and mutual cooperation which may be reasonably required for the purpose of the diligent and appropriate defence of any Excluded Business Claim. The Vendor shall keep the Purchasers periodically informed of the status of the defence or any settlement reached and shall also inform the Purchasers in writing of the final result of the same.

In the event that the Purchasers and/or the Companies conduct the defence of any Excluded Business Claim pursuant to the provisions of this Clause 5.13,  the Vendor shall deliver to the Purchasers and/or the Companies, as applicable, all information and documentation in Vendor’s control, if any, that may be reasonably required for the preparation of the defence; provided, however, that  the Vendor shall have the right to participate in the defence of such Excluded Business Claim and to employ counsel, at its own expense, separate from the counsel employed by the Purchasers and/or the Companies, as applicable, it being understood that the Vendor shall not control such defence.  The Purchasers and/or the Companies, as applicable, shall not be entitled to enter into any settlement of an Excluded Business Claim unless such settlement includes a full and unconditional release of the Vendor and its Affiliates upon payment by Vendor or its Affiliates of the full amount of the liability, if any, in respect of such Excluded Business Claim.  The Purchasers and/or the Companies, as appropriate, shall keep the Vendor periodically informed of the status of the defence or any settlement reached and shall also inform the Vendor in writing of the final result of the same.

In the event the Purchasers or the Companies receive payments of any amounts as a result of any Excluded Business Claim after the Completion Date, the Purchasers shall, or shall procure that the Companies, pay such amount to the Vendors or as the Vendors may direct within ten (10) days of the receipt of such payment.

5.14
(a) The Vendor covenants and agrees that, throughout the Interim Period, the Companies shall be managed in the ordinary course of business consistent with past practices, within their ordinary operating expense limits; provided that the Vendor shall not be in breach of the foregoing provision in respect of (x) any steps the Companies may take during the Interim Period to reduce in their books, for value, the levels of Inter-Affiliate Payables and Inter-Affiliate Receivables, (y) the transfer, prior to the Completion Date, of the Excluded Business[es], Excluded Contracts and Employees-Out-Of-Scope to the Vendor or one of its Affiliates in accordance with the provisions of this Agreement, and (z) any actions taken under and in accordance with Clause 5.14 (c).

(b) Except with respect to the transfer of the Excluded Businesses, the Excluded Contracts and the Employees-Out-Of-Scope, during the Interim Period, the Vendor shall procure that the Companies use their commercially reasonable endeavours to preserve intact their respective business organizations, keep available the services of their officers and employees, and maintain satisfactory relationships with licensors, suppliers, distributors, clients and others having business relationships with them, including, without limitation, with respect to the first six Material Contracts identified on Schedule 5.2.8 hereto by using their commercially reasonable efforts to (i) cause such Material Contracts to be renewed upon or prior to the stated expiration thereof on terms and conditions that are substantially the same as the existing terms and conditions thereof (including with respect to the length of the terms of such Contracts), and (ii) procure that such renewal contracts will not be subject to termination or material modification by virtue of the transactions contemplated by this Agreement.  The  Vendor and the Purchasers agree, at the monthly meetings between the Parties during the Interim Period, to jointly develop a plan with respect to   continuing   the  commercial  relationships  with  the counterparties to such Material Contracts, which may include, at the Purchasers’  request  (but subject to the Vendor’s consent, not to be unreasonably  withheld), meeting with such  counterparties (either alone  or,  at  the  Vendor’s election, jointly, if such counterparty agrees)  to  discuss  the  terms  of  the  renewals  of such Material Contracts  to  the extent such renewals relate (or are reasonably expected to relate) to the Companies after the Completion Date.

(c) Without limiting the generality of the foregoing and in furtherance thereof, during the Interim Period, to the extent permitted by applicable Legislation, except with the prior written consent of the Purchasers (which shall not be unreasonably withheld or delayed, and in any event which shall be deemed to have been given if the Purchasers have not responded to the Vendor’s written request for consent and approval within five (5) Business Days after receipt by Purchasers), Vendor shall procure that the Companies not:

(i) incur any monetary obligation or monetary liability in excess of Seventy Five Thousand U. S. Dollars ($75,000) individually, except (A) borrowings made, taxes payable and trade payables in connection with purchase of goods and services, (B) in connection with capital expenditures permitted by Clause 5.14(c)(iii), (C) in connection with the payment of payroll expenditures of, payments with respect to pension plan contribution obligations made by, or payment of promissory notes to the pension plan as they come due by, the Companies, (D) in connection with any payment or judicial deposits made in respect of pending litigation or other claims (other than any Excluded COFINS Matter except in accordance with the terms of Clause 13.4), (E) costs and expenses in connection with the Excluded Businesses, to the extent any such costs and expenses have been or will be included in Inter-Affiliate Receivables or charged as part of ongoing allocations to the Companies, (F) the sum of approximately One Million U.S. Dollars ($1,000,000) to the provide the Companies funds for the Companies’ Marketing Financial Assistance Program to grow both the Distributor and the Service Fill Strategic Global Account programs in connection with the Companies’ lubricants business, (G) incur any indebtedness in connection with any financing provided by or arranged by Purchasers in order to pay the Inter-Affiliate Notes Payable in accordance with Clause 2.2, or (H) any other category of expenses agreed in writing by the Purchasers, in each case in the ordinary course of business and consistent with past practice;

(ii) except with respect to the Excluded Businesses, establish any entity, acquire or sell any participation (including silent partnerships) in other entities or incurring the obligation to acquire or sell such participation;

(iii) excluding the dealer reassurance program as described in Schedule 5.14(c)(iii) (the "Dealer Reassurance Program") or requirements under joint venture agreements, undertake any capital expenditures for fixed assets not required by applicable Legislation, except for ordinary course capital expenditures not exceeding Ten Million U.S. Dollars ($10,000,000) in the aggregate;

(iv) issue, grant or sell any shares, options, rights, warrants or similar instruments with respect to any of the share capital of, or member interests (or other applicable equity interests) in, any of the Companies, or enter into any hedging or derivatives;

(v) amend any collective bargaining agreement to which any of the Companies is a party or otherwise bound, except for any required annual renewal thereof after consultation with Purchasers with respect to any modifications to any of the terms of such collective bargaining agreements;

(vi)   make any change in the rate of wages, salaries, compensation, bonus, incentives, benefits or other remuneration payable, or paying or agreeing to pay, any bonus, extra compensation, pension or severance pay, to any director, officer or employee of any of the Companies, except to the extent required by applicable Legislation or by the terms of any existing employee compensation or benefit plan of the Companies;

(vii)   hire, fire or revoke the employment of any Employee (for the avoidance of doubt, not including any Employees-out-of-Scope) whose annual gross compensation exceeds  One Hundred Fifty Thousand U. S. Dollars ($150,000), except in the ordinary course of business or except if such firing or revocation is for cause;

(viii) enter into any new Contract with a third party for services to be provided to the Companies that will have any material impact after the Completion Date;

(ix) enter into any guaranty of obligations of any Affiliate of the Vendor (other than commercial guaranties by the Companies of their own performance obligations to third parties or their busine  sses) or releasing (except after the payment in full of such obligations) any Affiliate of the Vendor from any obligations payable to the Companies;

(x) enter into, terminate or materially amend or modify any Material Contract (or any Contract that would constitute a Material Contract if in effect on the date of this Agreement);

(xi)   acquire any Person or business, or divest any portion of the business of any of the Companies (other than as contemplated by this Agreement with respect to the Excluded Businesses) or enter into any binding agreement, letter of intent or similar arrangement with respect to the foregoing;

(xii)   except for the lease agreements and cost sharing agreements referred to in Clause 4.6.3(c) and except for the transfer of the Excluded Businesses, Excluded Contracts and Employees-Out-Of-Scope, sell, transfer, lease or otherwise dispose of or acquire any assets, except in the ordinary course of business;

(xiii)   change, to the detriment of any of the Companies, the terms of any Contract that gives rise to Inter-Affiliate Payables or Inter-Affiliate Receivables from those that have been disclosed to the Purchasers prior to the date of this Agreement;

(xiv) enter into any new Contract that gives rise to Inter-Affiliate Payables or Inter-Affiliate Receivables, except for (x) any aviation Contracts entered into after the date of this Agreement and (y) any Contract related to services currently provided by the Excluded Businesses by persons or operations within the Companies, which will be provided by an Affiliate of the Vendor following the transfer of Excluded Businesses, such Contract to be at a rate that gives rise to a service fee that is consistent with what has historically been borne by the Companies;

(xv) amend the interest on any interest-bearing inter-company loans  except  on  terms  consistent  with  arm's  length loan principles and in line with past practice reasonably applied by the Companies and the Affiliates of the Vendor;

(xvi) except in the ordinary course of business, terminate or amend any agreement with any dealer;

(xvii)  make any payment of any kind (including, but not limited to, any payment out of a member’s account, special interest payment, capital reduction, distribution or payment of any consulting, advisory, management, service, directors, monitoring or other fee, bonus or payment of any kind) to the Vendor or any of its Affiliates (other than a Company), other than a payment for goods received or actual services rendered at arm’s length terms and conditions;

(xviii) assume or incur any indebtedness with a duration longer than twelve (12) months, or enter into any material indemnity arrangement or material guarantee;

(xix)  make or change any Tax election, make a substantive amendment to any Tax return or enter into any agreement in respect of Taxes, including the settlement of any Tax controversy involving more than Ten Thousand U. S. Dollars ($10,000), adopt or change of any accounting method in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xx)  waive any amount owed to the Companies by the Vendor or any of its Affiliates;

(xxi)   create or suffer to exist any Encumbrance over its assets in favour of the Vendor or any of its Affiliates (other than the lease agreementsand cost sharing agreements referred to in Clause 4.6.3(c));

(xxii)  conduct its cash management customs and practices (including the collection of receivables and the payment of payables) other than the ordinary course of business consistent with past practice and with prudent cash management practices;

(xxiii)  apply any cash or other assets of any of the Companies toward the payment of Pension Plan liabilities of the Companies, other than ordinary course contribution obligations in respect of the pension plans or promissory notes to the Pension Plans that become due.; or

(xxiv)  enter into any binding agreement or commitment to do any of things referred to in (i) through (xxiii) above, unless permitted to do so under the described limitation.

(d)        The Vendor hereby covenants and agrees that, to the extent permitted by applicable Legislation, during the Interim Period, the Vendor shall, and shall procure that the Companies, as applicable:

(i) conduct management presentations between representatives of the Purchasers and representatives of the Vendor and its Affiliates monthly or more frequently as agreed by the Parties in order to provide the Purchasers with an update as to the status of the business of the Companies; and

(ii) in addition to the Dealer Reassurance Program, make expenditures to support dealer retention in accordance with the terms set forth on Schedule 5.14(d)(ii) and work in good faith with the Purchasers to develop and implement  the dealer retention program described on Schedule 5.14(d)(ii) for the purpose of maintaining the current dealers on behalf of the Companies, including by the making of expenditures in the aggregate amounts set forth in Schedule 5.14(d)(ii).  Any amounts in excess of the Dealer Reassurance Program which the Purchasers request to be expended in respect of the dealer retention program to be developed in accordance with Schedule 5.14(d)(ii) (such amounts, collectively, “Excess Dealer Retention Payments”) shall be paid by the Companies, subject to the terms of this Clause 5.14(d)(ii); provided, however, that (x) the Companies shall not be required to make any Excess Dealer Retention Payment unless the Purchasers shall have obtained an irrevocable standby letter of credit or bank guarantee issued by a financial institution meeting Acceptable Financial Standards to be drawn upon sight drafts to be issued upon termination of this Agreement (“Excess Dealer Retention Security”) in an initial aggregate amount equal to Five Million U.S. Dollars ($5,000,000) (the “Initial Excess Dealer Retention Security”) and (y) the Companies shall not be required to make any subsequent Excess Dealer Retention Payment if, at the time such Excess Dealer Retention to be made, the aggregate amount of all Excess Dealer Retention Payments previously made by the Companies, together with the amount of the Excess Dealer Retention Payment requested to be made, is equal to or greater than seventy five percent (75%) of the aggregate face amount of the Initial Excess Dealer Retention Security and any

subsequent Excess Dealer Retention Security (each, a “Supplemental Excess Dealer Retention Security”) that was obtained prior to the making of such requested Excess Dealer Retention Payment, unless, prior to or contemporaneously with the making of such Excess Dealer Retention Payment, the Purchasers obtain a Supplemental Excess Dealer Retention Security having a face amount that, together with the face amount of all other outstanding Excess Dealer Retention Securities, is equal to or greater than the aggregate amount of all Excess Dealer Retention Payments then made and requested to be made.  Each Excess Dealer Retention Security shall provide that, upon a termination of this Agreement (other than as a result of a breach by the Vendors of their Warranties, covenants or agreements contained herein), the Vendors may make partial or full draws on the amount thereof (in accordance with the terms of this Clause 5.14(d)) upon a sight draft executed by the Vendors in form and substance reasonably satisfactory to the Vendors.  In the event that this Agreement is terminated by the Purchasers as a result of any breach by the Vendor of any of its Warranties, covenants or agreements contained herein, the Vendor shall return all Excess Dealer Retention Securities to the Purchasers promptly, and in any event within ten (10) Business Days following such termination.  In the event that this Agreement is terminated by the Vendor as a result of any breach by the Purchasers of any of their warranties, covenants or agreements contained herein, the Vendor shall be entitled to draw upon the Excess Dealer Retention Securities and retain the  amount of the Excess Dealer Retention Payments actually expended by the Companies in connection with the dealer retention program described in Schedule 5.14 (d)(ii), in addition to the Adequate Security and all other rights granted to the Vendor under this Agreement and, upon payment of such amount, the Vendor shall return the remaining Excess Dealer Retention Securities to the Purchasers promptly, and in any event within ten (10) Business Days following such payment.  In the event that this Agreement is terminated either by the Purchasers or the Vendor in circumstances other than as a result of any breach by the Vendor or Purchasers of any of their respective  Warranties, covenants or agreements contained herein, the Vendor shall be entitled to draw upon the Excess Dealer Retention Securities and retain an amount equal to fifty percent (50%) of the Excess Dealer Retention Payments actually expended by the Companies in connection with the dealer retention program desribed in Schedule 5.14 (d)(ii) and, upon payment of such amount, the Vendor shall return the remaining Excess Dealer Retention Securities to the Purchasers promptly, and in any event within ten (10) Business Days following such payment; and

(e) The Vendor shall keep, or procure that the Companies keep, all insurance policies currently maintained with respect to the Companies and their respective assets and properties, or suitable replacements or renewals, in full force and effect through the close of business on the Completion Date.

5.15
During the period from the date of this Agreement to the earlier of (i) the Completion Date and (ii) the date this Agreement is terminated in accordance with its terms, the Vendor shall, and shall procure that the Companies and their respective Affiliates, officers, directors, employees, agents, representatives, consultants, financial advisors, attorneys, accountants and other agents of the Companies and the Vendor, refrain from taking any action to, directly or indirectly, encourage, initiate, solicit or engage in discussions or negotiations with, or provide any information to, any Person, other than the Purchasers (and their Affiliates and representatives), concerning any purchase of any equity securities of any of the Companies or any merger, asset sale, recapitalization or similar transaction involving any of the Companies, other than the transfer of the excluded Business, the Excluded Contracts and the Employees-Out-Of-Scope.  The Vendor shall not, and shall procure that the Companies and their respective Affiliates not, vote their equity securities in any Company in favor of any purchase of any share capital of any of the Companies, or any merger, asset sale, recapitalization or similar transaction involving any of the Companies.  The Vendor shall notify the Purchasers as soon as practicable if any Person makes any proposal, offer, inquiry to, or contact with, the Vendor or any Company, as the case may be, with respect to the foregoing and shall describe in reasonable detail the identity of any such Person and, the substance and material terms of any such contact and the material terms of any such proposal.  From and after the execution of this Agreement, the Vendor shall promptly enforce its rights (or procure that its applicable Affiliates to enforce their rights) under any confidentiality agreements specifically entered into with any Persons (other than the Purchasers or their Affiliates) with respect to the potential purchase by such Person of the shares (or other applicable equity interests) any of the Companies, including, to the extent permitted under such confidentiality agreements, by requesting that any such Persons return (or destroy, and certify such destruction) any confidential information regarding the Companies that was provided to such Persons.

5.16
Prior to the Completion Date and to the extent permitted by applicable Legislation, the Vendor shall provide to the Purchasers (a) monthly management financial reports and such other information with respect to the business and properties of the Companies as the Purchasers shall from time to time reasonably request (including any changes in the number of dealers associated with the Companies, and a list of all those dealers who have Contracts that have expired or are to expire shortly); provided that (i) such request by the Purchasers shall not unduly interfere with the business and operations of the Companies, (ii) the information requested is in the form normally maintained by the Companies and (iii) such requests are coordinated through the applicable representatives of the Vendor or the Companies to be designated in connection with the Interim Period transition to be implemented between the Parties; and (b) on a monthly basis, such written information regarding the Gross Margins of the Companies, including supporting documentation and calculations in such detail as the Purchasers may reasonably request, in order to determine whether the condition set forth in Clause 4.1(k) would be satisfied, in each case assuming that Completion were to occur in the immediately preceding month.

5.17	(a) In consideration of the purchase of the Sale Member Interests by the Purchasers, the Vendor agrees as follows:

(i) From the date of this Agreement until the date that is five (5) years after the Completion Date, the Vendor shall not, and shall procure that its Affiliates shall not, grant or otherwise provide to any Person (other than the Purchasers or the Companies) any license, authorization or similar rights specified in the Fuels Trademark License Agreement to market motor fuels at retail under the Trademarks listed in the Fuels Trademark License Agreement within the Country specified in the Fuels Trademark License Agreement, provided that the obligation of the Vendor under this Clause 5.17(a)(i) shall cease  if the Fuels Trademark License Agreement is terminated by the Vendor or its Affiliates because of a breach by the relevant Company or by the Purchasers or their Affiliates at any time;

(ii) From the date of this Agreement until the date that is three (3) years after the Completion Date (the “Restricted Period”), the Vendor shall not, and shall procure that its Affiliates shall not, directly or indirectly own, manage, operate, control, be employed by or participate in the ownership, management, operation or control of, any fuels marketing business in the applicable Country where the Companies are as of the date of this Agreement operating a fuels marketing business, whether as an agent, shareholder, partner, joint venturer, investor or otherwise (a “Competing Business”); provided, however, that it shall not constitute a breach of this Clause 5.17(a)(ii): (x) for the Vendor or its Affiliates to acquire ownership of securities of one percent (1%) or less of any class of securities of a public company; and (y), for the Vendor or its Affiliates to acquire (whether by merger, stock purchase, purchase of assets or otherwise), any Person or business, or any interest in any Person or business, that is engaged at the time of such acquisition in any Competing Business; provided that, in the case of (y) if more than five percent (5%) of such Person’s or business’ gross revenue in the applicable Country is attributable to such Competing Business, the Vendor or its Affiliate, as applicable, shall use their commercially reasonable efforts to dispose of such Competing Business within the time period set forth below and; provided, further that, prior to offering such acquired Competing Business to any Person (other than the Purchasers) the Vendor or its Affiliate, as applicable, shall, by written notice to the Purchasers within thirty (30) days after the consummation of such acquisition (a “ROFO Notice”), offer to sell such Competing Business to the Purchasers at a price determined by the Vendor or their applicable Affiliate (the “ROFO Price”).  Upon written notice to the Vendor or its applicable Affiliates delivered within thirty (30) days after the Purchasers’ receipt of the ROFO Notice (a “ROFO Exercise Notice”), the Purchasers shall have the right to acquire, and the Vendor or its applicable Affiliates shall be obligated to sell to the Purchasers, such Competing Business, for the ROFO Price and on other terms and conditions that are substantially comparable to the terms and conditions of this Agreement, and the Purchasers and the Vendor shall use their commercially reasonable efforts to consummate such transaction as promptly as practicable, subject to receipt of any required approvals of applicable Public Authorities.  If the Purchasers fail to deliver a ROFO Exercise Notice within thirty (30) days after receipt of a ROFO Notice, or otherwise decline to exercise their right to acquire the Competing Business pursuant to this Clause 5.17(a)(ii), the Vendor or its applicable Affiliates shall be entitled, and shall use its commercially reasonable efforts, to sell such Competing Business to any Person for a price not less than the ROFO Price, within ten (10) months after the expiration of the thirty (30) day period in which the Purchasers were entitled to deliver a ROFO Exercise Notice.  The Vendor or its Affiliates shall not sell or agree to sell such Competing Business to any Person for a price that is less than the ROFO Price unless the Purchasers have again been offered the right to acquire such Competing Business for such lower price in accordance with the provisions of this Clause 5.17(a)(ii) and has failed to purchase the competing business; and

(iii) From the Completion Date, the Vendor shall not, and shall procure that its Affiliates not, for a period of two (2) years after the Completion Date, knowingly solicit for employment any then current employee of any Company; provided, that this paragraph shall not preclude the Vendor or its Affiliates from soliciting for employment or hiring any such employee who (i) responds to a general solicitation through a public medium or general or mass mailing by or on behalf of the Vendor or any of its Affiliates that is not targeted at employees of the Companies or any of its Affiliates or (ii) contacts the Vendor or its Affiliates directly on such individual’s own initiative.  Notwithstanding the foregoing, the Vendor shall not, and shall procure that its Affiliates not, hire any of the individuals set forth in Schedule 5.17 at any time prior to the date that is two (2) years after the Completion Date.

(b)           In consideration of the sale of the Sale Member Interests by the Vendor, the Purchasers agree that from the Completion Date, the Purchasers shall not, and shall procure that its Affiliates not, for a period of two (2) years after the Completion Date, knowingly solicit for employment any of the Employees-Out-Of-Scope provided by the Vendor in a list to the Purchasers prior to or at Completion; provided, that this paragraph shall not preclude the Purchasers or its Affiliates from soliciting for employment or hiring any such employee who (i) responds to a general solicitation through a public medium or general or mass mailing by or on behalf of Purchasers or any of its Affiliates that is not targeted at employees of the Vendor or any of its Affiliates or (ii) contacts the Purchasers or its Affiliates directly on such individual’s own initiative.

(c)           For the avoidance of doubt, nothing contained in Clause 5.17(a)(ii) shall be construed as a limitation or restriction on the ability of the Vendor to retain and continue to operate the Upstream, Chemicals and other Excluded Businesses, to make product sales outside the relevant Country specified in the Fuels Trademark License Agreement and the Master Lubes Agreement, or to conduct supply and trading activities or to operate any business which is not a Competing Business.

(d)           It is the intent of the parties to this Agreement that the provisions of this Clause 5.17 shall be enforced to the fullest extent permissible under the Legislation and public policies applied in each jurisdiction in which enforcement is sought.  If any particular provisions or portion of this Clause 5.17 shall be adjudicated to be invalid or unenforceable, this Clause shall be deemed amended to delete therefrom such provision or portion adjudicated to be invalid or unenforceable, such amendment to apply only with respect to the operation of such Clause in the particular jurisdiction in which such adjudication is made.

(e)           Without limiting the provisions of Clause 25, the Parties agree that the performance of the obligations under this Clause 5.17 by the Vendor is special, unique and extraordinary in character, and that in the event of the breach by the Vendor of the terms and conditions of this Clause 5.17 to be performed by the Vendor, the Purchasers and the Companies shall be entitled, if they so elect, to obtain damages for any breach of this Clause 5.17 subject to the limitations set forth in this Agreement, or to enforce the specific performance thereof by the Vendor or to enjoin the Vendor from performing services for any Person.  The Parties agree that the performance of the obligations under this Clause 5.17 by the Purchasers is special, unique and extraordinary in character, and that in the event of the breach by the Purchasers of the terms and conditions of this Clause 5.17 to be performed by the Purchasers or the Companies, the Vendor shall be entitled, if it so elects, to obtain damages for any breach of this Clause 5.17 subject to the limitations set forth in this Agreement, or to enforce the specific performance thereof by the Purchasers or the Companies or to enjoin the Purchasers or the Companies from breaching the provisions of this Clause 5.17.

5.18	The Parties agree to comply with the terms and conditions of Schedule 5.18 with respect to the aviation business.

6.	INDEMNIFICATION

6.1	General Indemnity. (a) Subject to the provisions of Clause 13.1, and except with respect to any matter that constitutes a breach of any of the Warranties or to the extent the Vendor may otherwise be liable for any matter under this Agreement, the Purchasers shall, from and after the Completion Date, indemnify the Vendor, the Affiliates of the Vendors and the officers, directors and employees of the Vendor and its Affiliates against any Losses arising out of any of the Parent Co-Operatives’ memberships or the Parent Co-Operatives’ or the Companies’ ownership or operation of their business or of any of their assets arising prior to, on or after the Completion Date.

(b)  In the event of any Claim by any third party that is subject to indemnification pursuant to this Clause 6.1, the Vendor acknowledges that the Purchasers shall have the right to conduct the defence against (or prosecution of) such Claim.  To this end, the Vendor shall inform the Purchasers in writing of the existence, nature and claimed amount of any such Claim within five (5) Business Days of the Vendor having been notified or becoming aware of such Claim; provided, however, that the failure to so inform the Purchasers shall not affect the indemnification obligations of the Purchasers in respect of such Claim except to the extent that the Purchasers are actually prejudiced thereby.  Within fifteen (15) days after the receipt of the Vendor’s written notification, the Purchasers shall confirm in writing their intention to conduct the defence against such Claim; provided, however that the Purchasers shall only be entitled to assume such defence if they shall first have affirmatively acknowledged in writing their obligation to indemnify the Vendor pursuant to this Clause 6.1 from and against any and all liabilities and obligations in respect of such Claim.

6.2
Withholding of income tax: (a) The Vendor shall indemnify and hold harmless the Purchasers and their Affiliates (including, after the Completion Date, the Companies) against any withholding of income Tax that is required to be paid by the Purchasers or the Companies under the Legislation of the applicable Country and any and all Tax Liabilities related thereto that are ultimately determined to be owing and that are paid by the Purchasers or an Affiliate to a Public Authority, up to (and including) the total amount of Fifty Million U.S. Dollars ($50,000,000) (net of withholding Taxes pursuant to Clause 13.2) (hereinafter the “WHT Liability”) arising:

(i) from the payment of the Purchase Price under this Agreement; and/or

(ii)   from any reorganization, including a merger or liquidation, of an entity that (at the time of the Completion Date) was a direct equity holder in the Companies occurring prior to the third anniversary of the Completion Date (although Vendor shall consider in good faith a request by Purchaser to extend this date beyond the third anniversary);

provided, however, that this indemnity shall not apply to any WHT Liability that is imposed solely due to such entity engaging in activities or reorganizations after the Completion Date other than those indicated in item (ii) above that were not (A) required by applicable law or (B) necessary to reduce expenses and these activities (in this Clause 6.2(a)(ii)(B) or reorganization (except if required by Legislation) were approved by the Vendor, which shall not withhold approval unless there are adverse Tax effects to the Vendor. This indemnity shall survive until the expiration of the applicable statute of limitations.

(b) If (1) a Public Authority imposes the WHT Liability on the Purchasers or the Companies or directly on the Vendor or its Affiliates, (2) there is a Final Judicial Decision that the Purchasers or Vendor owes or the Companies or the Vendor’s Affiliates owe such WHT Liability, (3) neither the Purchasers nor the Companies pay such WHT Liability and (4) the Public Authority, pursuant to a valid legal right, seeks to collect the WHT Liability from the Vendor or its Affiliates, then the Purchasers or the Companies shall pay to the Vendor the excess of (i) the amount of such WHT Liability actually paid by the Vendor or its Affiliates over (ii) Fifty Million U. S. Dollars ($50,000,000) .

(c)  In the event of the WHT Liability that is subject to indemnification pursuant to this Clause 6.2 (the “WHT Liability Claim”), the Purchasers shall have the sole right to conduct the defence against (or prosecution of) such WHT Liability Claim at their sole expense.  Except for the WHT Liability Claim made by the Vendor under Clause 6.2(b), the Purchasers shall inform the Vendor in writing of the existence, nature and claimed amount of any WHT Liability Claim within five (5) Business Days after the Purchasers having been notified in writing by any Public Authority of the Country; provided, however, that the failure to so inform the Vendor shall not affect the indemnification obligations of the Vendor in respect of such WHT Liability Claim.  The Vendor shall have the right to participate in the defence of such WHT Liability Claim and to employ counsel, at its own expense, separate from the counsel employed by the Purchasers, it being understood that the Purchaser shall control such defence.  Purchasers shall not be entitled to enter into any settlement of such WHT Liability Claim without written consent of the Vendor (such consent not to be unreasonably withheld or delayed) and after agreeing on the Parties’ rights and obligations under such settlement, unless such settlement includes a full and unconditional release of the Vendor and obligates the Purchasers to pay the full amount of the liability in respect of such WHT Liability Claim.  The Vendor and the Purchasers undertake to offer any assistance and mutual cooperation which may be reasonably required for the purpose of the diligent and appropriate defence of such WHT Liability Claims. Upon written request of the Vendor, the Purchaser shall inform the Vendor of the status of the defence or any settlement proposals.

7.         TRADEMARKS

7.1.
The Vendor shall procure that the relevant Company is granted, under the Fuels Trademark License Agreement and the Master Lubes Agreement, the right to continue using in the Country covered by those Licenses during a period ending five (5) years and ten (10) years, respectively, after the Completion Date, the Trademarks used within the businesses of the relevant Company including, without limitation, all Trademarks fixed on property which is owned, leased or otherwise occupied or used by the relevant Company or its agents, resellers or subcontractors, provided that for aviation operations the period of the Fuels Trademark License Agreement shall be limited to transitional use of up to thirty (30) days from the Completion Date.

7.2
The Purchasers agree that all Trademarks will remain the property of the Vendor and/or Affiliates of the Vendor.  The Purchasers acknowledges that the only rights the relevant Company has to use the Trademarks are as set out in the Fuels Trademark License Agreement and the Master Lubes Agreement.  The Purchasers, the relevant Company and other Affiliates of the Purchasers are bound by the limitations set out in the Fuels Trademark License Agreement and the Master Lubes Agreement and nothing in this Agreement shall be interpreted to expand upon those rights.  The Purchasers agree to take all necessary measures to cause the relevant Company to comply with the provisions of this Clause 7, the Fuels Trademark License Agreement and the Master Lubes Agreement, including all requirements for de-branding at the expiration or termination of the Fuels Trademark License Agreement or Master Lubes Agreement.

7.3
In order to comply with the requirements of the existing regulations, the Purchasers shall, at their sole responsibility, cost and expense, request and obtain all necessary authorisations from the Public Authorities to promote the re-branding of all the relevant Company's customers´ sites and facilities and for the supply of its products at the expiration or termination of the Fuels Trademark License Agreement or Master Lubes Agreement.

8.         PERSONNEL

8.1	The Parties recognise, as between them, that the change in ownership of the membership of the Parent Co-Operatives shall not release the Companies from:

8.1.1
any of their obligations, if any, in relation to the employment of their employees, including any employees of the Companies on secondment to another Person on the Completion Date, on their current terms and conditions;  and

8.1.2
honouring their obligations under any existing pension plan, provident fund and/or end of service bonus arrangements in relation to current or former employees or retirees of the Companies (excluding any of the Employees-Out-Of-Scope).

8.2
In relation to any employee of the Vendor or any of its Affiliates seconded to work for the Companies ("Impats"), the costs attributable to the secondment of such employee to the Companies up to the date of their repatriation to their original place of employment or elsewhere or the Completion Date, whichever is the earlier (but excluding any costs of repatriation of such individual to their original place of employment or elsewhere), whether becoming due for payment by the Companies before or after Completion, will be for the account of the Companies.  All costs of repatriation of such individuals from the Companies shall be for the account of the Vendor, whether becoming due for payment before or after Completion.

8.3
The Vendor shall, with effect on or before Completion and without payment by or other cost to the Companies or the Purchasers (except as set out in Clause 8.2) terminate the secondment of any Impats, except, at the Vendor’s option, any Impats who are also Employees-Out-Of-Scope (in which case such employee shall be transferred to the Vendor or its Affiliate in accordance with this Agreement) and shall in any event procure that neither the Companies nor the Purchasers shall have any other liability in respect of such employee.

8.4
In relation to any employee of the Companies seconded to work for the Vendor or any of its Affiliates ("Expats"), the costs attributable to the secondment of such employee to the Vendor or any of its Affiliates up to the date of their repatriation to the Companies or the Completion Date, whichever is the earlier (but excluding any costs of repatriation of such individual to the Companies), whether becoming due for payment by the Vendor or any of its Affiliates before or after Completion, will be for the account of the Vendor.  The Vendor shall, with effect prior to Completion, terminate the secondment of any Expats, except, at the Vendor’s option, any Expats who are also Employees-Out-Of-Scope (in which case such employee shall be transferred to the Vendor or its Affiliate in accordance with this Agreement).  All costs of repatriation of such individuals to the Companies shall be for the account of the Companies, whether becoming due for payment before or after Completion.

8.5
Costs stated in Clauses 8.2, 8.3 and 8.4 as for the account of one Party but which are actually incurred by the other Party shall be recharged to the other Party within one hundred twenty 120 days after the date of relocation of Impat or Expat concerned, together with all supporting documentation, and shall be treated as third-party invoices due for payment within thirty (30) days for the purposes of this Agreement.  Any costs so incurred but not recharged within the period referred to above shall be for the account of the Party that incurred such cost.

8.6
If any Party or any of its Affiliates is required pursuant to applicable Legislation to announce the contemplated sale by the Vendor and purchase by the Purchasers of the Sale Member Interests (as contemplated in this Agreement) to their employees or employees’ representative bodies, then such Party shall agree with the other Party, before such announcement is made, on the timing and form of such announcement.  For the avoidance of doubt, nothing in this Agreement shall restrict the Companies before the Completion Date from informing or consulting with their employees regarding the change in the direct or indirect ownership of a Company; provided that, to the extent not prohibited by applicable Legislation, the Vendor shall, reasonably in advance of making any such communication with employees, provide the Purchasers with notice of the content of such proposed communication and shall incorporate therein any comments of the Purchasers made in good faith with respect thereto.

9.         INSURANCE - EXXONMOBIL POLICIES

9.1
The Purchasers acknowledges that Exxon Mobil Corporation maintains a worldwide programme of property and liability insurance coverage for itself and its Affiliates.  This programme has been designed to achieve a coordinated risk management package for the entire ExxonMobil Group.

9.2
It is understood and agreed by the Purchasers that, from and after the Completion Date, no insurance coverage shall be provided under the ExxonMobil Policies to Purchasers or the Companies.  Any pre-paid premiums for insurance coverage under the ExxonMobil Policies from and after the Completion Date shall be treated as Inter-Affiliate Receivables.  Any unpaid premiums for insurance coverage provided to the Companies until Completion date under the ExxonMobil Policies shall be treated as Inter-Affiliate Payables.

9.3
It is understood and agreed by the Purchasers that no claims regarding any matter whatsoever, whether or not arising from events occurring prior to Completion, shall be made by the Purchasers or the Companies against or with respect to any of the ExxonMobil Policies regardless of their date of issuance.

9.4
The Purchasers shall indemnify and defend the Vendor and its Affiliates against, and shall hold them harmless from, any claim made after Completion against any of the ExxonMobil Policies by the Purchasers or the Companies

or any Person claiming to be subrogated to the Purchasers’ or the Companies' rights, including all costs and expenses (including legal fees) related thereto.

10.        INFORMATION

10.1
Except to the extent required to be disclosed by any applicable Legislation, each Party shall treat this Agreement as confidential and shall not disclose its existence or its contents to any third party (except for Affiliates of either Party and such Party's respective professional advisers and auditors).   The Parties agree that this Agreement shall be subject to the terms and conditions of the Confidentiality Agreement and the Parties agree to abide by the terms thereof.

10.2
Subject to Clause 8.6, no announcement or statement about this Agreement or the subject matter of, or any matter referred to in, this Agreement shall be made or issued before, on or after Completion by or on behalf of either Party without the prior written approval of the other Party (such approval not to be unreasonably withheld or delayed), provided that:

10.2.1
nothing shall restrict the making by either Party (even in the absence of agreement by the other Party) of any statement or disclosure which may be required by applicable Legislation (including regulations of a relevant stock exchange) and judicial decisions; provided that the disclosing Party, to the extent practicable and permitted by applicable Legislation, shall first have notified the other Party of such requirement and provided the other Party with the opportunity, at the other Party’s sole cost and expense, to seek appropriate protective measures;

10.2.2
that the Party making such announcement shall take all steps as may be lawful and reasonable in the circumstances to agree the contents of such announcement with the other Party prior to its making such announcement; and

10.2.3
nothing shall restrict the making by the Vendor or its Affiliates (even in the absence of agreement by the Purchasers) the terms of the restrictions imposed on the Vendor or its Affiliates under Clause 5.17, without identifying to such third party the Person imposing such restrictions on the Vendor or its Affiliates.

10.2.4
Nothing contained in this Clause shall be construed as a limitation on the ability of the Purchasers to disclose any information concerning the Companies from and after the Completion Date, except as may be otherwise set forth in the Fuels Trademark Licensing Agreement or the Master Lubes Agreement.

10.3
The Vendor will withdraw from the Companies by the Completion Date all originals and copies of the Vendor's or its Affiliates' (other than a Company's) proprietary manuals, information, programs, hardware and related documentation listed in Schedule 10.3, as such Schedule may be modified by Vendor prior to Completion Date to include additional proprietary manuals, information, programs, hardware and related documentation.  The Vendor takes no exception to the Purchasers’ or the Companies’ retention and use of written information or documentation not listed in Schedule 10.3.

11.	COPYRIGHTS, PATENTS, KNOWHOW AND ITY OF SYSTEM INFORMATION

11.1
The Vendor shall not, and shall procure that its Affiliates shall not, sue the Purchasers or the Companies to enforce Copyrights, to the extent that the Vendor and its Affiliates have such power to enforce the Copyrights, on any work created by employees of any Company, or otherwise make any claims or demands on the Purchasers in connection therewith.

11.2
Nothing contained in this Clause 11 shall give the Purchasers the right to disclose, publish, or disseminate, except as set forth elsewhere in this Agreement, the source of technical information provided by the Vendor except as required by Public Authority or Legislation.

11.3
The Vendor makes no representation as to the rights of the Purchasers or the Companies under any patent rights of others and the transactions contemplated under this Agreement shall in no way be construed as an inducement to infringe such patent rights of others.

11.4
Nothing in this Agreement shall be construed as an obligation on the Vendor or its Affiliates to obtain or maintain Copyrights, or as any kind of restriction to the right owned by the Vendor and its Affiliates to freely dispose of or use the Copyrights and Knowhow, except as set forth in the Master Lubes Agreement.

11.5	The Vendor and its Affiliates make no warranties, express, implied or statutory, with respect to the Copyrights and Knowhow not expressly set forth in this Agreement or the Master Lubes Agreement.

12.       PURCHASE PRICE ADJUSTMENTS; EARNOUT PAYMENTS

12.1
For the avoidance of doubt no adjustment to the Purchase Price shall be made by virtue of any accumulation of cash or cash equivalents in the Companies during the period from the Accounts Date to the Completion Date.

12.2
The Purchase Price shall be increased by (i) the amount of [*] (which for the avoidance of doubt includes, inter alia, any amount paid for [*] less an amount of [*] (or otherwise that will be required to be paid) by the Companies on this amount (ii) less any out-of-pocket expenses incurred by the Companies up to [*] in connection with the sale or transfer of the [*].

12.2.1
No adjustment to the Purchase Price shall be made to the extent of the amount included in such cash in Clause 12.2(i) [*], if any, of the [*] purchased by the Companies after 1st January 2008 and transferred with the [*].

12.2.2	The Purchase Price adjustment under Clause 12.2 shall be reduced by [*] related to [*] transferred with the [*] and increased by the amount of any [*] related to [*] so transferred.

12.3
If any distribution or payment from the member’s accounts of either of the Parent Co-Operatives, or any dividend, special interest payment, capital reduction, or distribution in respect of the capital stock (or other applicable equity interest) of any of the Companies (except to the extent the same is made into the member’s accounts of the Parent Co-Operatives) is declared, authorized or paid during the Current Accounts Period, then the Purchase Price shall be reduced by the same amount of the distribution, payment, dividend, special interest payment, capital reduction or distribution and if such dividend, special interest payment capital reduction or distribution is not paid by Completion, it will be treated as an Inter-Affiliate Payable and dealt with in accordance with Clauses 2.3, 3.3 and 3.4 of this Agreement.

12.4
If the Vendor or any of its Affiliates makes, during the Interim Period and with the prior written consent of the Purchasers, any capital contribution which increases the net worth of the Parent Co-Operative (other than the contribution of the shares or quotas of the Companies to the Parent Co-Operatives, and other than any capital contribution to fund any liability or obligation in connection with any Excluded COFINS Matter) then the amount of the Purchase Price shall be increased by the amount of such capital contribution.

Certain confidential information has been omitted from this document, as indicated by the notation “[*]”. The omitted information has been filed on a confidential basis with the Securities and Exchange Commission pursuant to a request for confidential treatment.

12.5
The Purchase Price shall be (i) adjusted upward by any existing judicial deposit that was funded prior to the Accounts Date relating to an Excluded COFINS Matter that is withdrawn by the Companies during the Interim Period as a consequence of a Final Judicial Decision in favour of the Companies involving such Excluded COFINS Matter; (ii) adjusted downward by any judicial deposit relating to an Excluded COFINS Matter that is made during the Interim Period; or (iii) adjusted downward by any amount exceeding the existing judicial deposit in respect of any Excluded COFINS Matter that is paid by the Companies during the Interim Period as a consequence of a Final Judicial Decision against the Companies involving such Excluded COFINS Matter.

12.6
(a)           As additional consideration for the purchase and sale of the Sale Member Interests, for each Applicable Earn-out Period, the Vendor shall be entitled to an Earn-out Payment (as defined below), which shall be deemed to be adjustments to the Purchase Price, and shall be payable, subject to the terms and conditions set forth in this Clause 12.6, on February 28 of each year (or, if such date is not a Business Day, on the next succeeding Business Day), with the first installment being due on the first 28th February following the Completion Date.  For purposes of this Clause 12.6, “Applicable Earn-out Period” shall mean (x) with respect to the first Earn-out Payment, the period from the Completion Date until the last day of the calendar year in which the Completion Date occurred, (y) with respect to any subsequent Earn-out Payment (other than the final Earn-out Payment), the period from and including January 1 of the most recently ended calendar year to and including December 31 of such calendar year and (z) with respect to the final Earn-out Payment, the period from and including January 1 of the most recently ended calendar year to and including the tenth (10th) anniversary of the Completion Date.

(b)           For each Applicable Earn-out Period, the Earn-out Payment shall be equal to the sum of the following amounts:

(i)
an amount equal to [*] of the total gross revenue earned by the Companies and their Affiliates (or any successors or assignees thereof) during the Applicable Earn-out Period as a result of sales of Products and Supply Products (as defined in the Master Lubes Agreement); plus

(ii)
an amount equal to [*] multiplied by the number of barrels of [*] (excluding Supply Products)(as such terms are defined in the Master Lubes Agreement) sold by any of the Companies or their Affiliates (or any successors or assignees thereof) during the Applicable Earn-out Period; plus

Certain confidential information has been omitted from this document, as indicated by the notation “[*]”. The omitted information has been filed on a confidential basis with the Securities and Exchange Commission pursuant to a request for confidential treatment.

(iii)
an amount equal to [*] multiplied by the number of barrels of [*] (excluding Supply Products) (as such terms are defined in the Master Lubes Agreement) sold by any of the Companies or their Affiliates (or any successors or assignees thereof)  during the Applicable Earn-out Period; plus

(iv)
a fixed amount equal to [*] (or, in the case of the first and the last Applicable Earn-out Periods, a pro rated portion of [*] based on the number of days elapsed during such Applicable Earn-out Periods).

The amounts set forth in clauses (i) through (iv) above, collectively, for each Applicable Earn-out Period, the “Earn-out Payments”)

(c)            For the purposes of calculating the Earn-out Payments, the Purchasers shall provide the Vendor with unaudited statements as to the calculation of items (i) through (iii) above, including with respect to the volumes and revenues applicable to such calculations, by January 31st of each applicable year.  In the event such statements are not contested by the Vendor within ten (10) days after receipt of such written statements, the Purchasers shall make the Earn-out Payment by February 28th of each applicable year.  In the event that the Vendor contests the statements presented by the Purchasers, the Purchasers’ shall pay the uncontested portion of any Earn-out Payment within by February 28th of the applicable year, and the Parties shall cooperate in good faith and try to amicably settle their disagreement with respect to the contested portion thereof within the succeeding ten (10) calendar days.  In the event that the Parties are unable to settle all contests with respect to the calculation of the Earn-out Payment, the statement shall be submitted to KPMG, and the Parties shall use their commercially reasonable efforts to cause such firm to render a decision with respect to such contests and provide the parties with revised statements within the succeeding ten (10) calendar days.  The decision of such firm with respect to such contests shall be binding upon the Purchasers and the Vendor, and Purchasers shall pay any additional portion of the Earn-out Payments based on such revised statements within ten (10) calendar days after such firm has rendered its decision.  The fees and expenses of such firm in rendering such decision shall be borne equally by the Parties.   In addition, the Purchasers agree to maintain accurate documents and data (where relevant, in accordance with GAAP) in connection with the volumes and revenues described in this Clause 12 and shall retain these documents for a period of not less than three (3) years for the purpose of demonstrating compliance with the terms of this Clause 12.  Upon the reasonable request of the Vendor or its Affiliates, the Purchasers shall cause the Companies to make available to the Vendor, its Affiliates or their representatives, the documents and data referred to in this Clause 12, including those held on computer or other electronic information retrieval

Certain confidential information has been omitted from this document, as indicated by the notation “[*]”. The omitted information has been filed on a confidential basis with the Securities and Exchange Commission pursuant to a request for confidential treatment.

system, together with relevant personnel, and shall grant access at reasonable times and upon reasonable notice to representatives or personnel of the Vendor or its Affiliates; provided, however that (1) the Vendor shall not be entitled to make more than one request per twenty-four (24) month period with respect to any Applicable Earn-out Periods, (2) such request and the Vendor’s access to such records and personnel shall not unduly interfere with the conduct or operations of the business of Purchasers or the Companies and (3) the Vendor shall bear all costs and expenses of Purchasers or their Affiliates in connection with such request, excluding any immaterial internal administrative and service costs.

(d)           In the event of a default in the payment of any Earn-out Payments, the Purchasers shall be liable for the payment of late payment of charges corresponding to [*] of the overdue amount plus interest of Three Month Dollar LIBOR plus [*] per annum, compounded on the last day of each calendar month from time to time, calculated on a daily basis and for the period from the relevant due date for payment up to and including the date of actual payment; provided, however, that no such late payment charges or interest thereon shall be payable in respect of any Earn-out Payment or portion thereof that is the subject of a good faith dispute that is subject to resolution in accordance with Clause 12.6(c).  In the event such default continues for more than thirty (30) days, the Vendor shall be automatically relieved from its obligations in connection with the Master Lubes Agreement and the Master Lubes Agreement shall be automatically terminated irrespective of any judicial or extrajudicial notice and without any burden to the Vendor and/or ExxonMobil Corporation and/or the relevant Affiliate thereof.  In the event of any such early termination of the Master Lubes Agreement, the Purchasers shall pay the Vendor an early termination fine equal to: (i) [*] of (i) the amount of the Earn-out Payments due for the calendar year immediately preceding the termination date, in case termination occurs after the closing of the first calendar year following the Completion Date or (ii) the amount corresponding to [*] the average monthly amount of Earn-out Payments that would be due in relation to the months of effectiveness of the Lubes Agreement, in case termination occurs before closing of the first calendar year following the Completion Date.

13.       TAXES AND REGISTRATION AND OTHER DUTIES

13.1
The Purchasers undertake to indemnify the Vendor (for itself and as trustee for each of the Affiliates of the Vendor and their officers, directors and employees) from and against all Tax Liabilities related to the operations of the Companies after the Completion, except to the extent that the Vendor may otherwise be liable for such Tax Liabilities under this Agreement or to the extent that any such Tax Liability arises as a result of any facts or

Certain confidential information has been omitted from this document, as indicated by the notation “[*]”. The omitted information has been filed on a confidential basis with the Securities and Exchange Commission pursuant to a request for confidential treatment.

circumstances that constitute a breach of any of the Warranties of the Vendor.

13.2
All sums payable by Vendor or its Affiliates under this Agreement are net of any withholding Taxes.  If the Vendor or its Affiliates are required by any applicable Legislation to deduct Taxes from or in respect of any sum payable under this Agreement to the Companies or the Purchasers, the amount paid shall be increased to the extent necessary to ensure that, after making all required deductions, the Companies or the Purchasers receive an amount equal to the sum that would have been received had no such deductions been required.  Should the Vendor or its Affiliates be required by applicable Legislation to make such payments, such amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made, and the Vendor shall then timely pay the amount due to the respective tax authority. The Vendor or its Affiliates shall deliver to Purchasers a certified copy of the tax documents attesting to the collection of such withholding Tax within a 30-day period following the payment date. Should the Purchasers or the Companies be held liable for a payment due by the Vendor pursuant to this Clause, the Vendor shall defend, hold harmless and indemnify the Purchasers or the Companies.

13.3
Except for amounts to be paid pursuant to Clause 13.4.3, all sums payable by the Purchasers or the Companies under this Agreement shall be net of any withholding Taxes.  If the Purchasers or the Companies are required by any applicable Legislation to deduct Taxes from or in respect of any sum payable under this Agreement to the Vendor or its Affiliates, the amount paid shall be increased to the extent necessary to ensure that, after making all required deductions, the Vendor or its Affiliates receive an amount equal to the sum that would have been received had no such deductions been required.  Should the Purchasers or the Companies be required by applicable Legislation to make such payments, such payments shall be treated as having been paid to the Person in respect of which such deduction and withholding was made, and the Purchasers or the Companies shall then pay the amount due to the respective tax authority. The Purchasers or the Companies shall deliver to Vendor or its Affiliates a certified copy of the tax documents attesting to the collection of such withholding Tax within a 30-day period following the payment date.  Should the Vendor or its Affiliates be held liable for a payment due by the Purchasers or the Companies pursuant to this Clause, the Purchasers shall defend, hold harmless and indemnify the Vendor or its Affiliates.

13.4
The Vendor shall retain full economic and other responsibility for the Excluded COFINS Matters.  The Vendor shall indemnify and hold harmless the Purchasers and their Affiliates (including, after the Completion Date, the Companies) for any Excluded COFINS Matter and any Losses related thereto, to the extent that such Losses are not paid to the Purchasers pursuant to Clause 13.4.4.  The Purchasers (including, after the Completion Date, the Companies) shall indemnify and hold harmless the Vendor and its Affiliates for any Losses resulting from the failure of the Purchasers to pay amounts as required by Clause 13.4.3.

13.4.1
The Vendor, in coordination with the Purchasers and the Companies, will have the right (at the Vendor’s sole expense) to conduct the defence of (or the prosecution of) the Excluded COFINS Matters, including monitoring of all litigation related to the Excluded COFINS Matters at the judicial or administrative levels; provided, however, that neither the Vendor nor outside counsel nominated by the Vendor shall agree to any settlement that could have an adverse effect on the Purchasers, their Affiliates or the Companies (other than liabilities for which the Vendor is reimbursing the Purchasers pursuant to Clause 13.4.4 or for which the Purchase Price is adjusted pursuant to Clause 12.5) without the prior written consent of the Purchasers, which shall not be unreasonably withheld or delayed.

13.4.2
The Purchasers shall ensure that the Companies shall provide full assistance to Vendor, at the Vendor’s sole cost and expense, in its defense against the Excluded COFINS Matters.  To this end the Purchasers shall, at the Vendor’s sole cost and expense:

(a)	Inform the Vendor in writing of all correspondence from any Public Authority of the Country relating directly or indirectly to the Excluded COFINS Matter, and forward it in a timely fashion to Vendor;

(b)	Make available all relevant documents and information related to any Excluded COFINS Matter required by the Vendor to conduct the defense;

(c)
If requested by the Vendor, ensure that the Companies will sign and timely deliver to any applicable Public Authority of the Country all correspondence drafted by the Vendor or by counsel retained by the Vendor relating to the Excluded COFINS Matter. Upon request by the Vendor, the Purchasers shall provide to the Vendor copies of all correspondence filed by the Companies with any applicable Public Authority of the Country in that respect; and

(d)	Ensure that the Companies will provide powers of attorney to the persons nominated by the Vendor to legally represent the Companies with respect to any Excluded COFINS Matter.

To the extent that non-compliance with these obligations results in any material prejudice to the Vendor regarding litigation involving an Excluded COFINS Matter in the conduct of the Vendor’s defense, the Purchasers will not be entitled to the related reimbursement provision under Clause 13.4.4, specifically with respect to the amount of the Excluded COFINS Matter under such litigation. With respect to cases handled by outside counsel nominated by the Vendor to legally represent the Companies related to the Excluded COFINS Matter, in case of non-compliance with the obligations under Items (a), (c), or (d) above, the Purchasers shall be entitled to the related reimbursement provision under Clause 13.4.4.

13.4.3
If (i) there is a Final Judicial Decision with respect to any specific Excluded COFINS Matter and (ii) the Companies are entitled to withdraw some or all of the judicial deposit associated with such specific Excluded COFINS Matter that was made by the Companies (because pursuant to the Final Judicial Decision it is determined that the judicial deposit exceeds the liability (if any) from the specific Excluded COFINS Matter), the Purchasers shall pay the Vendor the amount of such judicial deposit and accumulated interest (A) actually withdrawn or (B) applied by the Purchasers or a Public Authority as a deposit against a Tax other than such specific Excluded COFINS Matter. The amount of the required payment shall be adjusted to take into account all Tax costs and Tax savings of the Purchasers or the Companies (such as additional income, deductions or credits) resulting from the Final Judicial Decision, withdrawal, and payment of amounts pursuant to this Clause 13.4.3 to the Vendor.  Such payment shall be made within a reasonable time (to be agreed between the Parties) after such withdrawal and in accordance with Clause 13.4.5.  If the Purchasers are contesting (in good faith) the Public Authority’s retention of the deposit (to apply such amount as a deposit against Taxes other than such specific Excluded COFINS Matter), it shall be deemed reasonable for the Purchasers not to make the payments of such amounts to the Vendor until the earlier of (i) the date such contest is resolved and (ii) sixty (60) days after the judicial deposits were first applied by the Public Authority to offset Taxes other than such specific Excluded COFINS Matter.  Payments due to the Vendor under this Clause shall not be set off against payments due to the Purchasers.

13.4.4
(a)  Following a Final Judicial Decision with respect to any specific Excluded COFINS Matter, or at the time the Vendor decides not to (or is no longer entitled by Legislation to) litigate (or otherwise pursue administrative or judicial remedies to contest) any Excluded COFINS Matter, the Vendor shall inform the Purchasers in a timely fashion the amounts that are or will become due by the Companies to the applicable Public Authority. Should the amount due regarding the Excluded COFINS Matter exceed the amount of any related judicial deposit made by the Companies, the Vendor and its Affiliates shall pay the excess to the Purchasers or their Affiliates or the Companies, as indicated by the Purchasers, at no cost of any nature to the Purchasers and their Affiliates and the Companies (including as provided in Clause 13.2).  The amount of the required payment shall be adjusted to take into account all Tax costs and Tax savings to the Purchasers or the Companies (such as additional income, deductions or credits) resulting from the Final Judicial Decision and payment of amounts pursuant to this Clause 13.4.4(a) and shall be paid in a timely manner (to allow the Companies to pay those amounts to the applicable Public Authority by the due date).  Payments due to the Purchasers under this Clause 13.4.4(a) shall not be set off against payments due to the Vendor.

13.4.4
(b) Tax Certificates.  (1) If the Purchasers or the Companies are required by applicable Public Authorities of the Country, or due to business reasons, to obtain Tax Certificates, then the Purchasers or the Companies shall, in a timely manner (i) obtain a report from the Public Authorities that lists their outstanding Tax liabilities (according to the records of the Public Authority) (the “Report”), (ii) determine whether any items on the Report are related to the Excluded COFINS Matters (“Excluded COFINS Items”) and (ii) notify the Vendor of any Excluded COFINS Items on the Report (if the Purchasers or the Companies did not previously notify the Vendor of such items).  In addition, the Vendor and its Affiliates, together with the Purchasers and the Companies, shall take all appropriate actions to remove the Excluded COFINS Item(s) from the Report, taking into account the procedures agreed upon outlined in Schedule 13.4.4(b), with the understanding that the Vendor shall have the primary responsibility to take all actions to remove the Excluded COFINS Item(s) other than those actions (such as obtaining the Report, applying for the Certificate or making payments) that cannot legally be performed by the Vendor or its Affiliates.

(2)    In case the Vendor and its Affiliates fail to remove the Excluded COFINS Item(s) from the Report and the Excluded COFINS Item(s) are not the sole reason that the Public Authority has not issued the Tax Certificate, Vendor and its Affiliates, together with the Purchasers and the Companies, shall work together and use their best efforts to clear all matters from the Report.  In this respect, the Vendor and its Affiliates shall be responsible at their own expense for clearing the Excluded COFINS Item(s) and the Purchasers and the Companies will be responsible at their own expense for clearing all other matters.

(3)    In case the Vendor and its Affiliates fail to remove the Excluded COFINS Item(s) from the Report and the Excluded COFINS Item(s) are the sole reason that the Public Authority has not issued the Tax Certificate, the Vendor or its Affiliates shall take all actions required (at no cost of any nature whatsoever to the Purchasers and their Affiliates and in a timely manner) to clear the Excluded COFINS Items such that the Public Authority will be able to issue the Tax Certificate in a timely manner.  The Vendor shall have the right to determine the actions it is required to take (which actions include administrative or judicial actions or payments of judicial deposits); provided, however, that if actions (other than making a judicial deposit) have not resulted in the removal of the Excluded COFINS Items from the Report in a timely fashion, the Vendor shall be required to provide funds to the Purchasers or the Companies (at no cost of any nature whatsoever to the

Purchasers and the Companies) to be used by the Purchasers or the Companies to make a judicial deposit in an amount sufficient to clear any Excluded COFINS Items in time for the Public Authority to timely issue the Tax Certificate.  If the Vendor is to provide such funds to the Purchasers or the Companies, Clause 13.4.4(c) shall apply.

(4)    If (i) the Purchasers or the Companies do not obtain the Tax Certificate, (ii) the Excluded COFINS Item(s) are the sole reason that the Public Authority has not issued the Tax Certificate and (iii) the Vendor fails to meet its obligations pursuant to this Clause 13.4.4(b), the Vendor shall indemnify the Purchasers and the Companies for all Losses (up to a total of ten percent (10%) of the Purchase Price) that directly result from such failure.  If the Purchasers or the Companies do not meet their obligations pursuant to this Clause 13.4.4(b) (including the procedures in Schedule 13.4.4(b)), the Vendor’s obligation to indemnify the Purchasers and the Companies shall not be reduced, except to the extent that the Vendor or its Affiliates were not able to take actions to remove the Excluded COFINS Item(s) in a timely manner because of the Purchasers and the Companies failure to meet their obligations.

13.4.4
(c) After the Completion Date, until there is a Final Judicial Decision involving any specific Excluded COFINS Matter, the Vendor or its Affiliates shall guarantee that the Purchasers or their Affiliates shall have access to liquidity to meet, in a timely fashion, the necessity to make judicial deposits on any specific Excluded COFINS Matter. The Vendor shall elect the most efficient manner to assure that this liquidity remains in place until the Final Judicial Decision involving any Excluded COFINS Matter, including but not limited to letter of credits or loans, without any cost of any nature (including Taxes) to the Purchasers or the Companies during any stage of the liquidity (including making the liquidity available and terminating the liquidity arrangement).  The sole recourse that the Vendor and its Affiliates have to recover amounts loaned (or otherwise made available) under this Clause 13.4.4(c) is to collect amounts owed by the Purchasers pursuant to Clause 13.4.3.  Thus, subject to Clause 13.4.5, if the Purchasers make all payments required by Clause 13.4.3, or if no payment is required to be made by Purchasers pursuant to Clause 13.4.3, Purchasers shall have no further liability to repay any amounts loaned (or otherwise made available) pursuant to this Clause 13.4.4(c) (or Clause 13.4.4(b)(3)).  In any event, the Vendor and its Affiliates shall indemnify and hold harmless the Purchasers and the Companies for any Taxes resulting from the release of this obligation (to the extent such Taxes cannot be recovered by the Purchasers or the Companies by means of a Tax deduction).

13.4.5
Purchasers and Vendor will use their respective commercially reasonable efforts to find and agree on an efficient structure for payments to be made pursuant to this Clause 13.  The Purchasers shall not withhold or delay their acceptance of any structure which is other than a direct payment from the Vendor to the Purchasers (for payments to Purchasers) or from the Purchasers to the Vendor (for payments to the Vendor) so long as, more likely than not, such other structure will not increase any costs or liabilities of the Purchasers or the Companies taking into account the Vendor’s obligation to indemnify to the Purchasers or the Companies against any Losses incurred as a result of the acceptance of such structure.  If, pending discussions on the structure, the Purchasers or the Companies are unable to make timely payments, the Vendor or its Affiliates, pursuant to Clause 13.4.4, shall provide the Purchasers or the Companies with access to liquidity to meet the payment obligations in a timely fashion.     Nothing in this Clause 13.4.5 shall relieve the Vendor of its responsibility to make the Purchasers whole for all costs (including Taxes) incurred on payments to or from the Vendor pursuant to Clauses 13.4.3 and 13.4.4.

13.4.6
If (i) pursuant to a Final Judicial Decision, the Companies or their Affiliates are liable for and the Public Authority has the right to collect (either in the form of a payment or application of a refund or credit) from the Companies or their Affiliates an amount regarding an Excluded COFINS Matter; and (ii) there is another Final Judicial Decision that determined the Companies or their Affiliates cannot use certain Tax credits (other than for Excluded COFINS Matters) because such Tax credits were previously used to offset Excluded COFINS Matters; then the Vendor and its Affiliates shall compensate the Purchasers or their Affiliates for any Taxes due as a result of the Companies’ or their Affiliate's inability to use such Tax credits (other than for Excluded COFINS Matters).  Clauses 13.4.4(a) and 13.4.5 shall apply to such payments to the Purchasers or their Affiliates in the same manner as if such Taxes were Excluded COFINS Matters.

13.5.
Subject to the provisions contained in Clauses 6.1.2, 13.2 and 13.3, each of the Parties shall be exclusively liable for its own Taxes that may result solely from the sale, assignment and transfer of the Sale Member Interests and Inter-Affiliate Payables and Inter-Affiliate Receivables.

13.6
The Vendor and certain of its Affiliates may require access to documents of the Companies after the Completion Date for the purpose of responding to official demands made by authorities of the United States of America.  For the purpose of ensuring that the Vendor and its Affiliates can satisfy those requirements, the Purchasers undertakes, upon written request of the Vendor, at the Vendor’s sole cost and expense other than immaterial internal administrative or service costs, to make available to the Vendor and its Affiliates those data and or documents held by the Companies at the Completion Date.  Nothing in this provision shall, however, prevent the Companies from operating in accordance with any Legislation affecting or any policy or practice of the Companies with regards to the retention of documents.

14.       COSTS

Except as expressly provided otherwise herein, each Party shall pay its own costs and expenses in relation to the negotiations leading up to the sale and purchase of the Sale Member Interests, and to the preparation, signing and carrying into effect of this Agreement, the Fuels Trademark Agreement, the Master Lubes Agreement, and any other agreements and instruments contemplated hereby.

15.       APPLICABLE LAW AND DISPUTE RESOLUTION

15.1
This Agreement (together with all documents to be entered into pursuant to it which are not expressed to be governed by another law) shall be governed by, and construed and take effect in accordance with, the law of England and Wales.  This Agreement shall be executed by all Parties in London, England.

15.2
The Parties to this Agreement do not intend that any of its terms will be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any Person not a Party to it.  This Agreement may be amended by agreement of the Vendor and Purchasers pursuant to Clause 20 without the need to consult or obtain approval of any other party.

15.3	Any dispute arising between the Parties in regard to:

(i)	the interpretation of;

(ii)	the Parties’ respective rights and obligations under;

(iii)	a breach of;

(iv)	any matter arising out of; or

(v)	the termination of this Agreement,

shall be finally resolved by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce (the “Rules”), which Rules are deemed to be incorporated by reference in this Clause.

15.4	The Parties agree that:

(a)	such dispute shall be resolved by three arbitrators appointed in accordance with the Rules;

(b)	the seat of the arbitration shall be London;

(c)	the language of the arbitration shall be English;

(d)	any award of the tribunal shall be final and binding from the day it is made;

(e)	judgment on the award of the tribunal may be entered in any court having jurisdiction.

15.5
Notwithstanding anything to the contrary contained in this Clause 15, the Parties acknowledge and agree that each Party shall be entitled to seek provisional measures from any court of competent jurisdiction, and any such request shall not be deemed incompatible with the Parties’ agreement to arbitrate or a waiver of the right to arbitrate.

16.       BUSINESS ETHICS

16.1	For purposes of this Clause 16, "Official" means and includes:

(a)
any officer or employee of any government or any department, agency or instrumentality (i.e., any legal entity controlled by the government) thereof, or any person acting in an official capacity on behalf of any such government, department, agency or instrumentality;

(b)	any political party;

(c)	any official of a political party;

(d)	any candidate for political office; or

(e)	any officer or employee of a public international organization (e.g., United Nations, IMF, World Bank).

16.2
Each of the Parties represents and warrants to the other Parties that it has not offered, paid, promised to pay, authorized the payment of, or transferred, money or anything of value to an Official to secure any improper advantage or benefit in relation to the matters contemplated by this Agreement, either directly or indirectly through a third party.

16.3
In recognition of the principles of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions which entered into force on February 15,1999, and the United States Foreign Corrupt Practices Act, each of the Parties further represents and agrees that it will not, directly or indirectly, in connection with this Agreement or its performance thereunder, offer, pay, promise to pay, or authorize the giving of money or anything of value to an Official, or to any other person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly to an Official, for the purpose of influencing the act, decision or omission of such Official with regard to any matters related to this Agreement.

16.4
Each Party represents to the other Parties that, except as it has already disclosed to the other Parties or as set forth on Schedule 16.4 hereto, to the knowledge of such Party, no Official or close relative of an Official has any direct or indirect material ownership or other material legal or beneficial interest in such Party or any of its Affiliates, or in the contractual relationship established by this Agreement, and that no such Official serves as an officer, director, or employee of such Party.  Each Party agrees to notify the other Parties promptly and in writing of any changes between now and the Completion Date in its officers, directors, or employees or in the direct or indirect ownership in it or its Affiliates that would be inconsistent with the above representations.

16.5
The Vendor and Purchasers agree that should either Party notify the other Party of any concern that there has been a breach by the other Party of the provisions of this Clause 16, the other Party shall co-operate in good faith with such Party in determining whether such a breach has occurred and, if such Party determines in its reasonable opinion that the breach is a material breach, it may elect to treat the breach as a repudiation of this Agreement by the other Party.

17        EXPORT CONTROLS AND TRADE SANCTIONS

17.1
Each Party acknowledges that technology, software, services, and commodities provided to any of the Companies by the Vendor or its Affiliates (or products or technology derived from them) may be subject to U.S. laws, regulations or requirements restricting their export, re-export, transfer or release to certain entities or destinations, including to Persons within the Companies, Purchasers or its Affiliates or to unrelated third Parties.

17.2
Each of the Parties will act, and will procure (as to the Vendor, prior to Completion and as to the Purchasers, after Completion) that the Companies to act, in accordance with all U.S. export control and economic sanctions laws, regulations, and requirements, to the extent such laws, regulations, and requirements are applicable to the Companies, the applicable Party or the subject technology, software, services, commodities or any product that the Companies or either Party creates with U.S.-origin content that is supplied by the Vendor or its Affiliates.

17.3
Further, each Party and its Affiliates will refrain from acting in a manner that would have the effect of causing the other Party or its Affiliates to violate any such laws, regulations or requirements.

17.4
Except as set forth on Schedule 17.4, the Vendor represents and warrants that the Companies:  (1) have complied and are currently in compliance with all applicable U.S. economic sanctions and export control laws, regulations, requirements and restrictions; and  (2) are not the subject of any pending enforcement actions or voluntary disclosures in connection with such laws, regulations, and restrictions.  The Vendor shall indemnify the Purchasers for any and all losses or other damages resulting from penalties imposed by U.S. authorities for economic sanctions or export control violations occurring prior to the Completion Date.

17.5	For the avoidance of doubt all of the representations and warranties of the Parties contained in this Clause 17 shall expire and be without further force and effect upon Completion.

18.       ENTIRE AGREEMENT

18.1
This Agreement (together with the schedules and exhibits hereto) and the Confidentiality Agreement contains the entire agreement and understanding of the Parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Agreement (and any such document).

18.2	Each of the Parties acknowledges and agrees that:

18.2.1
it does not enter into this Agreement and the documents referred to herein on the basis of and does not rely, and has not relied, upon any statement or representation or warranty or other provision (in any case whether oral, written, express or implied) made, given or agreed to by any Person (whether a Party to this Agreement or not) except those expressly set out or referred to in this Agreement and the documents referred to herein; and

18.2.2
this Clause 18.2 shall not apply to any statement, representation or warranty made fraudulently or to any provision of this Agreement which was induced by, or otherwise entered into as a result of, fraud, for which the remedies shall be all those available under the law governing this Agreement.

19.       ASSIGNMENT

19.1
Except with the prior consent of the other Parties, no Party may assign this Agreement or any benefit, interest, right or obligation which arises under, out of, or in connection with this Agreement, whether such assignment is effected in connection with the sale of such Party’s assets or through an insolvency proceeding or otherwise, provided that (a) the Purchasers may assign and/or novate their rights, interest and obligations hereunder, without the consent of the Vendor, to any Affiliate of the Purchasers that (i) is in the same line of business as the Purchasers or is a special purpose entity not engaged in any business and (ii) is and remains after such assignment an Person with respect to which Mr. Rubens Ometto Silveira Mello (or his lawful heirs) shall have the right to appoint at least a majority of the board of directors or other applicable governing body; and provided that such assignee’s obligations shall be guaranteed by Purchasers and (b) the Vendor may assign and/or novate its rights, interest and obligations hereunder, without the consent of the Purchasers, to any Affiliate of the Vendor so long as (i) the obligations of such assignee shall be guaranteed by the Vendor or another Affiliate of the Vendor with the same or higher net worth and (ii) if such assignment is prior to the Completion Date, such assignment is in connection with the transfer of the entire membership in the Parent Co-Operatives; and provided, further, that, in the case of any such assignment of this Agreement by the Companies, such assignment is made contemporaneously with, and to the same assignee in respect of, any assignment by the Companies of the Fuels Trademark Agreement and the Lubes Trademark Agreement.

20.       NOTIFICATIONS

20.1
Any notification required or permitted to be given under this Agreement shall be given in writing and under appropriate confidential cover.  The notice shall be delivered personally or sent by reputable international carrier, or by fax to the Party due to receive such notice at the following address (or at such other address as may be notified in writing by the relevant Party to the other):

The Vendor:

ExxonMobil International Holdings B.V
c/o Exxon Mobil Corporation
3225 Gallows Road
Fairfax, Virginia 22037
Attention: Downstream General Counsel
Tel: 703-846-4000
Fax: 703-846-2316

With copies to:
Exxon Mobil Corporation
3225 Gallows Road

Fairfax, Virginia 22037
Attention: General Tax Counsel, Downstream
Tel: 703-846-7935
Fax: 703-846-1919

Esso Exploração Ltda  (to be known as ExxonMobil Business Support Center Brasil Ltda)
Rua Comendador Araujo 499, 1st to 8th andar,
Corporate Evolution Building. Curitiba, Estado do Paraná - CEP 80420-000
Attention:BSC Manager/President
Phone: 55-41-2102-9104

The Purchasers

Cosan S/A Industria E Comercio
Usina da Barra S.A. Açúcar e Álcool
 c/o Paulo Diniz
Av.Presidente Juscelino Kubitschek, 1726
6th floor
São Paulo, SP, CEP 04543-000
Tel: 3887 9797
Fax 38979798

With copies to:

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
Attention: Oliver C. Brahmst
Tel: 212-819-8200
Fax: 212-354-8113

And

Barbosa, Müssnich & Aragão Advogados
Av. Presidente Juscelino Kubitschek, 50, 4th floor
São Paulo, SP 04543-000
Attention: Daniela H. Soares
Tel: +55 11 3365 5279
Fax: +55 11 3365 4598

20.2
Any notice delivered personally shall be deemed to be received when delivered.  Any notice sent by pre-paid express courier such as DHL or Federal Express shall be deemed (in the absence of evidence of earlier receipt) to be received 96 hours after despatch.  In proving the time of despatch it shall be sufficient to show that the envelope containing such notice was properly addressed, pre-paid and delivered to the express courier.  Any notice by fax shall be deemed to be received at the moment it is sent, if there is hard copy confirmation by the fax machine that the fax was transmitted satisfactorily and provided that the sender can show that it has sought and received confirmation (by electronic mail or by fax) that the original fax notice has been received and printed out in full at the correct destination under Clause 20.1).  For any notice regarding any Excluded COFINS Matter or Excluded Business Claims shall be sent by pre-paid courier and faxed.

21.       VARIATIONS

No variation of this Agreement shall be effective unless made in writing and signed by or on behalf of each Party.  No waiver of any right under this Agreement shall be effective unless in writing.  Unless expressly state otherwise, a waiver shall be effective only in the circumstances for which it is given.  No delay or omission by any Party in exercising any right or remedy provided by law or under this Agreement shall constitute a waiver of such right or remedy.  The single or partial exercise of a right or remedy shall not preclude any other nor restrict any further exercise of any such right or remedy.

22.       COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which when executed and delivered shall constitute an original, both of which shall together constitute one and the same instrument.

23.       EFFECT OF COMPLETION

The provisions of this Agreement which remain to be performed following Completion shall continue in full force and effect notwithstanding Completion.  For the avoidance of doubt, (i) any covenant or agreement of the Parties that was to be performed at or prior to Completion and was not duly performed in accordance with this Agreement shall, unless such non-performance was waived in writing by the Party entitled to the benefit of such covenant or agreement, survive Completion until the date that is eighteen (18) months after the Completion Date, and any covenant or agreement of the Parties that by its terms is to be performed after the Completion Date shall survive the Completion Date until such covenant or shall have been duly performed in accordance with the terms of this Agreement and (ii) the Warranties shall survive as provided in Clause 5.1.

24.       FURTHER ASSURANCE

The Parties shall from time to time and at its own cost do, execute and deliver or procure to be done, executed and delivered all such further acts, documents and things required by, and in a form satisfaction to, the Parties to give full effect to this Agreement and its rights, powers and remedies under this Agreement.

25.       EQUITABLE REMEDIES

Each Party acknowledges and agrees for the benefit of the other Party that the performance by such Party of its covenants and agreements as set forth in this Agreement is special, unique and extraordinary in character, that the other Party would be irreparably damaged in the event of a breach or other non-performance of such covenants and agreements and, therefore, that, in the event of any such breach or other non-performance, or anticipatory breach or non-performance, the other Party shall be entitled to injunctive relief to prevent such breach or other non-performance, or to specifically compel such Party to perform its covenants and agreements as set forth in this Agreement, in addition to any other remedy to which the other Party may be entitled under this Agreement.

26.       REMEDIES AND WAIVERS

26.1	No waiver of any right under this Agreement shall be effective unless in writing. Unless expressly stated otherwise a waiver shall be effective only in the circumstances for which it is given.

26.2	No delay or omission by any Party in exercising any right or remedy provided by law or under this Agreement shall constitute a waiver of such right or remedy.

26.3	The single or partial exercise of a right or remedy under this Agreement shall not preclude any other nor restrict any further exercise of any such right or remedy.

26.4
Without limiting the parties’ rights under Clause 25, the rights and remedies provided in this Agreement are cumulative and do not exclude any other rights or remedies provided by applicable Legislation (including, without limitation, any remedies at law), provided, however, any limitations set forth in this Agreement with respect to the liability of either Party shall be equally applicable to all the relevant rights and remedies provided under this

Agreement and all other available rights and remedies provided by applicable Legislation. There is no right to set-off.

27.       NO THIRD PARTY BENEFICIARIES

27.1
This Agreement shall inure to the benefit of and be binding upon the Parties and each of their respective successors and permitted assigns, and nothing herein, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

28.       SEVERABILITY

28.1
If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

29.       OBLIGATIONS OF THE PARTIES

29.1
Each of the representations, warranties, covenants and agreements of the Purchasers contained in this Agreement are joint and several obligations of the Purchasers. Each of the representations, warranties, covenants and agreements of the Vendor contained in this Agreement are joint and several obligations of the Persons compromising the Vendor.

AS WITNESS the hands of duly authorized representatives of the Parties the day and the year first above written

EXXONMOBIL INTERNATIONAL HOLDINGS B.V		COSAN S/A INDUSTRIA E COMERCIO

Signature:		Signature:
/s/ Stafford T. Kelly		/s/ Rubens Ometto Silveira Mello
Name:	STAFFORD T. KELLY	Name:	RUBENS OMETTO SILVEIRA MELLO
Title:	ATTORNEY-IN-FACT	Title:	PRESIDENT

Signature:
/s/ Marcos Lutz
		Name:	MARCOS LUTZ
		Title:	COMMERCIAL VICE-PRESIDENT

USINA DA BARRA S.A. AÇÚCAR E ÁLCOOL

Signature:
/s/ Rubens Ometto Silveira Mello
Name:	RUBENS OMETTO SILVEIRA MELLO
Title:	CEO

Signature:
/s/ Marcelo Scarcela Portela
Name:	MARCELO SCARCELA PORTELA
Title:	ATTORNEY-IN-FACT